As filed with the Securities and Exchange Commission on July 26, 2005
Registration Number 333-____________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LEV PHARMACEUTICALS, INC.
(Name of Small Business Issuer in its Charter)

Delaware	2834	88-0211496
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

122 East 42nd Street, Suite 2606
New York, New York 10168
(212) 682-3096
(Address and telephone number of principal executive offices)

Joshua D. Schein, Ph.D.
Chief Executive Officer
Lev Pharmaceuticals, Inc.
122 East 42nd Street, Suite 2606
New York, New York 10168
(212) 682-3096
(Name, address and telephone number of agent for service)

Copies to:
Brian H. Jaffe, Esq.
Jonathan K. Bender, Esq.
Siller Wilk LLP
675 Third Avenue
New York, New York 10017
(212) 421-2233

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐ ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value per share	68,142,495	$1.10	$74,956,744.50	$8,822.41
Common Stock, $.01 par value per share, issuable upon exercise of common stock purchase warrants	3,203,431	$1.10	$3,523,774.10	$414.75
Total	71,345,926		$78,480,518.60	$9,237.16

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low price per share of the Registrant's Common Stock on the Over the Counter Bulletin Board as of July 22, 2005 was $1.10 per share.

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

2

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated July 26, 2005

LEV PHARMACEUTICALS, INC.

71,345,926 Shares of Common Stock

This prospectus relates to the sale of up to 71,345,926 shares of our common stock which may be offered by the selling stockholders identified in this prospectus. The shares offered in this prospectus include:

•	5,044,774 shares of common stock issued to investors in our May 2005 private placement
•	2,522,387 shares of common stock issuable upon exercise of warrants issued to investors in our May 2005 private placement
•	681,044 shares of common stock issuable upon exercise of warrants issued to the placement agent in our May 2005 private placement
•	43,396,366 shares of common stock owned by certain selling stockholders granted registration rights under a registration rights agreement in 2004
•	19,701,355 shares of common stock owned by certain selling stockholders identified in this prospectus

We will not receive any proceeds from the resale of shares of our common stock. We will, however, receive proceeds in connection with the exercise of the warrants referred to above.

Our common stock currently trades on the Over the Counter Bulletin Board ("OTC Bulletin Board") under the symbol "LEVP.OB."

On July 21, 2005, the last reported sale price for our common stock on the OTC Bulletin Board was $1.10 per share.

The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________________, 2005

You may only rely on the information contained in this prospectus or that we have referred you to. Neither we nor the selling stockholders have authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. Lev Pharmaceuticals, Inc. and its wholly-owned subsidiary, Lev Development Corp., are referred to throughout this prospectus as "Lev," "we," "us" or "our company."

Our Company

We are a biopharmaceutical company that was formed in July 2003 to focus on developing and commercializing therapeutic products for the treatment of inflammatory diseases. Lev Pharmaceuticals, Inc. is a holding company which operates through its wholly-owned subsidiary, Lev Development Corp. Our product candidates are based on C1-esterase inhibitor ("C1-INH"), a human plasma protein that mediates inflammation and is potentially applicable as a treatment for a range of medical indications. We initiated a Phase III clinical trial of our lead product candidate, C1-INH for the treatment of hereditary angioedema ("HAE"), in March 2005. Lev is also developing C1-INH for the treatment of acute myocardial infarction ("AMI"), or heart attack, and selective other diseases and disorders in which inflammation is known or believed to play an underlying role. We have certain rights to C1-INH technology through agreements with Sanquin Blood Supply Foundation, an Amsterdam-based not-for-profit organization that provides blood and plasma products and related services, carries out research and provides education, primarily in the Netherlands.

Recent Developments

On November 5, 2004, Fun City Popcorn, Inc. ("FCP") a non-operating public company incorporated in Nevada, Lev Acquisition Corp, its wholly-owed subsidiary ("Lev Sub") and Lev Development Corp., previously know as Lev Pharmaceuticals, Inc. ("Old Lev"), entered into an Agreement and Plan of Merger, as amended on December 8, 2004 (the "Agreement"). On December 29, 2004, the merger closed and pursuant to the Agreement, Lev Sub merged into Old Lev and the combined entity became a wholly-owned subsidiary of FCP (the "Public Company Merger"). As a result of the Public Company Merger, FCP issued 5,029,795 shares of common stock and 4,789,433 shares of Series A convertible preferred stock to holders of outstanding Old Lev common stock.

On December 29, 2004, the Board of Directors and stockholders of FCP approved a merger of FCP into a newly formed, wholly-owned subsidiary of FCP incorporated in Delaware (the “Recapitalization Merger"). This merger was completed to increase the authorized number of shares of common stock to permit the conversion of the Series A preferred stock, to reincorporate FCP in the State of Delaware and to change the name of the company. On February 17, 2005, the Recapitalization Merger closed and the issued and outstanding Series A Preferred Stock of FCP was automatically converted into an aggregate of 66,767,994 shares of common stock, which along with the 4,505,530 shares of FCP common stock outstanding prior to the Public Company Merger and the 5,029,794 shares of common stock issued to the Old Lev stockholders in the Public Company Merger resulted in a total of 76,303,319 shares of common stock outstanding as of February 17, 2005. As part of the Recapitalization Merger, Old Lev changed its name to Lev Development Corp. and FCP changed its name to Lev Pharmaceuticals, Inc. As a result of the mergers, the stockholders of Old Lev acquired approximately 94% of our outstanding common stock.

In May 2005, we completed a private placement of units and raised gross proceeds of approximately $5 million from the sale of 100.9 units. Each unit was sold at a price of $50,000 and consisted of 50,000 shares of common stock and a five-year warrant to purchase 25,000 shares of common stock at an exercise price of $1.35 per share. Our net proceeds were $4,365,100 after payment of fees and expenses, including the costs of registering the shares of common stock for resale. We paid approximately $450,000 to the placement agent and issued warrants to the placement agent to purchase 681,044 shares of common stock. These warrants are immediately exercisable at $1.35 per share and expire in May 2010. We issued an aggregate of 5,044,774 shares of common stock and warrants to purchase 2,522,387 shares of common stock to investors in this private placement, not including the warrants issued to the placement agent.

General

Our principal executive office is located at 122 East 42nd Street, New York, New York 10168 and our telephone number is (212) 682-3096. Our website is www.levpharma.com. Information contained in our website shall not be deemed to constitute a part of this prospectus.

THIS OFFERING

Shares offered by Selling Stockholders	71,345,926 shares of common stock, including 3,203,431 shares of common stock issuable upon the exercise of warrants.
Use of Proceeds
We will not receive any proceeds from the sale of the common stock. However, we will receive proceeds from the exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 5.
OTC Bulletin Board Trading Symbol	LEVP.OB

RISK FACTORS

You should carefully consider the following risk factors and the other information included herein as well as the information included in other reports and filings made with the SEC before investing in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks related to our business

We are at an early stage of development as a company and currently have no source of revenue and may never become profitable.

We are a development stage biopharmaceutical company with a limited operating history. Currently, we have no products approved for commercial sale and, to date, we have not generated any revenue. Our ability to generate revenue depends on: first, obtaining FDA marketing approval for any of our products and, second, successfully commercializing and bringing to market these products. In particular, if we do not successfully develop and commercialize C1-INH for the treatment of HAE, we will be unable to generate any revenue for many years, if at all and, even if successful in obtaining FDA marketing approval for C1-INH for the treatment of HAE, it will be at least two years before we can expect to begin to generate revenue. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We have incurred significant losses since inception and anticipate that we will incur continued losses for the foreseeable future.

As of March 31, 2005, we had a deficit accumulated during the development stage of $6,086,330. We have from inception incurred and will continue to incur significant and increasing operating losses for the next several years as we conduct Phase III clinical trials of C1-INH for the treatment of HAE, and advance C1-INH for the treatment of AMI into clinical development. In addition, if we receive regulatory approval of any of our product candidates, we expect to incur significant sales and marketing expenses in the future. Because of the numerous risks and uncertainties associated with developing and commercializing these product candidates, we are unable to predict the extent of future losses or when and if we will become profitable.

We will need to raise substantial additional capital to fund our operations, and our failure to obtain funding when needed may force us to delay, reduce or eliminate our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

•	complete the clinical development of C1-INH for the treatment of HAE;
•	continue the development of our other product candidates;
•	finance our general, administrative and license acquisition costs;
•	prepare regulatory approval applications and seek approvals for C1-1NH and our other product candidates;
•	launch and commercialize our product candidates, if any such product candidates receive regulatory approval; and
•	develop and implement sales, marketing and distribution capabilities.

Our cash used in operations increased significantly over the period from July 21, 2003 (inception) to March 31, 2005 and we expect that our cash used in operations will increase significantly over the next several years. We expect that our existing cash will be sufficient to fund our operations for the next twelve months. We will be required to raise additional capital to complete the development and commercialization of our current product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other development activities;
•	any future decisions we may make about the scope and prioritization of the programs we pursue;

•	the costs and timing of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the costs of regulatory approval;
•	the costs of establishing sales, marketing and distribution capabilities;
•	the effect of competing technological and market developments;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish; and
•	general market conditions for offerings from biopharmaceuticals companies.

To date, our sources of cash have been primarily limited to the sale of equity securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct our business. If we are unable to raise additional capital, when required, or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and /or the commercialization of one or more of our product candidates. We also may be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and
•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

If either of our agreements with Sanquin terminate, we may be unable to continue our business.

Our business is highly dependent on distribution and license rights that we have received from Sanquin pursuant to a distribution agreement and a license agreement.

If we fail to fulfill certain obligations under the distribution agreement, the distribution agreement may be terminated. In addition, Sanquin has the right to terminate the agreement if Sanquin is unable to maintain liability insurance for its United States obligations.  In addition, either party may terminate the agreement upon an uncured breach. If Sanquin terminates the distribution agreement, we would have to retain another supplier of C1-INH. If we are unable to locate another supplier of C1-INH comparable to Sanquin on economically acceptable terms, or at all, we will not be able to commercialize our product candidates and we may be forced to cease our operations.

Under the license agreement, Sanquin granted us an exclusive license to use certain patents and know-how related to the use of C1-INH technology for the treatment of AMI. Under the terms of the license agreement, we are obligated to make royalty and other payments to Sanquin. If we fail to fulfill those obligations or other material obligations, the license agreement may be terminated by Sanquin. If Sanquin terminates the license agreement, we will have no further rights to utilize the intellectual property covered by the license agreement, we would not be able to commercialize the applicable product candidate and we may be forced to cease our operations, particularly if we do not have rights to other product candidates.

We are dependent on Sanquin as our sole source of supply for C1-1NH.

Pursuant to our distribution agreement with Sanquin, Sanquin will supply us with certain minimum and maximum amounts of C1-INH. In the event demand for C-1NH is greater then the amount supplied by Sanquin, we would have to find alternative suppliers of C1-1NH. If we are unable to locate another supplier of C1-1NH comparable to Sanquin on economical terms, or at all, we may lose business and our reputation in the marketplace could be adversely affected.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy of these product candidates. Clinical testing is expensive, can take many years to complete and its outcome is uncertain. Failure can occur at any time during the clinical trial process.

The results of preclinical studies and early clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a biologics license application or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased cost to us and delay our ability to generate revenue.

We may experience delays in clinical testing of our product candidates. We do not know whether planned clinical trials will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval to conduct a trial at a prospective site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials. Many factors affect patient enrollments, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Prescribing physicians will also have to decide to use our product candidates over existing drugs that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our cost, slow down our product development and approval process and delay our ability to generate revenue.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with requirements or that they present an unacceptable safety risk to the clinical trial patients.

Administering any product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further developments or approval of our product candidates for any or all targeted indications. Ultimately, some or all of our product candidates may prove to be unsafe for human use. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidates.

We need FDA approval prior to marketing our product candidates in the United States. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our products in the United States and we will not generate any revenue.

The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate as well as the evaluation of our manufacturing process and our contract manufacturers' facilities, is lengthy, expensive and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we might submit for regulatory review any of our product candidates currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use.

The FDA has substantial discretion in the approval process and may either refuse to file our application for substantive review or may form the opinion after review of our data that our application is insufficient to allow approval of our product candidates. If the FDA does not file or approve our application, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources then we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to make our application approvable. If any of these outcomes occur, we may be forced to abandon our applications for approvals, which might cause us to cease operations.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

The commercial success of our product candidates will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

Our product candidates have never been commercialized for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe our product candidates, in which case we could not generate revenue or become profitable. Market acceptance of C1-INH for the treatment of HAE and our other product candidates by physicians, healthcare payors and patients will depend on a number of factors, including:

•	acceptance by physicians and patients of each such product as a safe and effective treatment;
•	cost effectiveness;
•	adequate reimbursement by third parties;
•	potential advantages over alternative treatments;
•	relative convenience and ease of administration; and
•	prevalence and severity of side effects.

If our product candidates are unable to compete effectively with marketed treatments, our commercial opportunity will be reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Many products are currently marketed for the treatment of HAE and AMI, and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize competing products that are safer, more effective, have fewer side effects or are less expensive than our product candidates. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Because we will most often be competing against significantly larger companies with established track records, we will have to demonstrate to physicians that based on experience, clinical data, side-effect profiles and other factors, our products are preferable to existing products. If we are unable to compete effectively and differentiate our products from currently marketed products, we may never generate meaningful revenue.

We currently have no sales and marketing organization. If we are unable to establish a direct sales force or we are unable to enter into marketing agreements with third parties in the United States to promote our products, the commercial opportunity for our products may be diminished.

We currently have no sales and marketing organization. If any of our product candidates are approved by the FDA, we intend to market these products directly to health care providers in the United States through our own sales force or enter into marketing agreements with third parties. We will incur significant additional expenses and may need to commit significant additional management resources to promote and sell our products. In the event we are unable to develop our own sales force or collaborate with a third party to sell our product candidates, we may not be able to commercialize our product candidates which would negatively impact our ability to generate revenue.

If the FDA does not approve our contract manufacturers' facilities, we may be unable to develop or commercialize our product candidates.

We rely on Sanquin to manufacture our product candidates, and currently have no plans to develop our own manufacturing facility. The facilities used by Sanquin to manufacture our product candidates will require approval by the FDA. There can be no assurance that Sanquin will be able to obtain or maintain compliance with the FDA's requirements. We may need to find alternative manufacturing facilities, which would result in significant costs to us as well as a delay of up to several years in obtaining approval for and manufacturing of our product candidates.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to seek or obtain regulatory approval for or commercialize our product candidates.

We have an agreement with a third party clinical research organization, or CRO, to provide monitors and to manage data for our clinical programs. We and our CRO are required to comply with current Good Clinical Practices, or GCPs, regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. In the future, if we or our CRO fails to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials for products in clinical development comply with GCPs. In addition, our clinical trials must be conducted with products produced under current Good Manufacturing Practices, or cGMP regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our current or future relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates, and will face an even greater risk if we sell our products commercially. Currently, we are not aware of any anticipated product liability claims with respect to our product candidates. In the future, an individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourself against the product liability claim, we may incur substantial liabilities. We have clinical trial liability insurance that covers our clinical trials with an annual aggregate limit of $5,000,000. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates. We believe that we will be able to procure sufficient insurance coverage for our proposed clinical development activities. However, as enrollment in our clinical trials increases and we initiate additional clinical trials, such insurance coverage may prove insufficient to cover any liability claims brought against us. In addition, because of the increasing costs of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing significant regulatory obligations and oversight.

If we receive regulatory approval to sell our product candidates, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of such products, or impose ongoing requirements for post-approval studies. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing and marketing these products.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Judson Cooper, our Chairman and Executive Vice President, Joshua D. Schein, Ph.D., our Chief Executive Officer and Yanina Wachtfogel, our Chief Scientific Officer. The loss of services of Mr. Cooper, Dr. Schein, Ms. Wachtfogel or one or more other members of senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with six employees as of June 30, 2005. To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

Reimbursement may not be available for our product candidates, including due to legislative or regulatory reform of the healthcare system, which could diminish our sales or affect our ability to sell our products profitably.

As a result of legislative proposals and the trend towards managed healthcare in the United States, third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. Market acceptance and sales of our product candidates will depend on reimbursement policies and healthcare reform measures. The levels at which government authorities and third-party payers, such as private health insurers and health maintenance organizations, reimburse patients for the price they pay for our products will affect whether we are able to commercialize these products. We cannot be sure that reimbursement will be available for any of these products. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. We have not commenced efforts to have our product candidates reimbursed by government or third party payers. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our products.

Rapid technological change could make our product candidates obsolete.

Biopharmaceutical technologies have undergone rapid and significant change and we expect that they will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete or uneconomical.

Risks related to our intellectual property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates and the methods used to manufacture them, as well as successfully defending these patents against third party challenges. We will only be able to protect our product candidates from unauthorized making, using, selling, and offering to sell or importation by third parties to the extent that we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent position of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our licensed patents or in third-party patents.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•
others may be able to make compounds that are competitive with our product candidates but that are not covered by the claims of our licensed patents, or for which we are not licensed under our license agreements;

•
we or our licensor might not have been the first to make the invention covered by our future pending patent applications, if any, or the pending patent applications and issued patents of our licensors;

•	we or our licensor might not have been the first to file patent application for these inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies;
•	it is possible that our pending patent applications, if any, or one or more of the pending patent applications of our licensor will not result in issued patents;
•	the issued patents of our licensor may not provide us with any competitive advantage, or may be held invalid or unenforceable as a result of legal challenges by third parties;
•	we may not develop additional proprietary technologies that are patentable; or
•	the patents of others may have an adverse effect on our business

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming and the outcome is unpredictable. In additions, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights or use our technology.

If we pursue litigation to stop someone else from using the inventions claimed in our licensed patents or the patents issuing from the licensed application, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced. These lawsuits are expense and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our rights to these patents.

Furthermore, a third party may claim that we are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our products. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party's patents and would enjoin us from engaging in activities judged to be covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either does not infringe the patent claims of the relevant patent and/or that the patent claims are invalid and/or unenforceable, and we may not be able to do this. Proving invalidity and/or unenforceability is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our licensors' issued patents or patents issued from the licensed application or our licensors' pending applications or that we or our licensors were the first to invent the technology. Our competitors may have filed, and may in the future, file patent applications covering technology similar to ours. Any such patent application may have priority over our licensors' patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of inventions in the United States. The cost of these proceedings would be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks related to our common stock and its market value

Market volatility may affect our stock and the value of your investment.

The market prices for securities of biopharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of technological innovations or new products by us or our competitors;
•	announcements of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or sales and marketing activities;
•	regulatory developments in the United States and foreign countries;
•	the success of our development efforts to acquire or in-license additional products or product candidates;
•	any intellectual property infringement action, or any other litigation, involving us;
•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates or recommendations by securities analysts;
•	sales of large blocks of our common stock;
•	sale of our common stock by our executive officers, directors and significant stockholders; and
•	the loss of any of our key scientific or management personnel.

The occurrence of one or more of these factors may cause our stock price to decline, and you may not be able to resell your shares at or above the price you paid for your shares. In addition, the stock market in general, and the markets for biotechnology and biopharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market conditions may adversely affect the trading price of our common stock.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical stocks have experienced significant stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

The ownership interests of our officers and directors could conflict with the interests of our other stockholders.

As of June 30, 2005, our officers and directors beneficially own approximately 43.3% of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

Our common stock may be deemed penny stock with a limited trading market.

Our common stock is currently listed for trading on the OTC Bulletin Board which is generally considered to be a less efficient market than markets such as NASDAQ or other national exchanges, and which may cause difficulty in obtaining future financing. Further, our securities are subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Securities Exchange Act of the 1934, as amended, or Exchange Act. The penny stock rules apply to Non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have a tangible net worth less then $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitable inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules", investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded on the OTC Bulletin Board, it is more difficult: (1) to obtain accurate quotations, (ii) to obtain coverage for significant new events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares offered by this prospectus and issuable upon the exercise of outstanding options or warrants, the market price of our common stock could fall. The shares offered by this prospectus represent approximately 84% of our outstanding common stock (assuming issuance of 3,203,431 shares of common stock upon exercise of the warrants issued in our May 2005 private placement) including approximately 34% of our outstanding common stock which is beneficially owned by our Chief Executive Officer and by our Chairman. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Stockholders who have been issued shares in the Public Company Merger will be able to sell their shares pursuant to Rule 144 under the Securities Act of 1933, beginning on December 29, 2005.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors on which such statements are based are:

• assumptions concerning uncertainties associated with product development
• the risk that we will not obtain approval to market our products
• the risk that our products will not gain market acceptance
• our ability to obtain additional financing
• our ability to attract and retain key employees
• our ability to protect intellectual property, and
• our ability to adapt to economic, political and regulatory conditions affecting the healthcare industry.

USE OF PROCEEDS

We are not selling any shares of our common stock and therefore, there will be no proceeds to us from the sale of shares of common stock. However, we may receive up to approximately $4,325,600 upon the exercise of the outstanding warrants held by certain selling stockholders for which we have registered the shares of common stock underlying the warrants. We intend to use any proceeds from the exercise of warrants for general working capital purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion should be read in conjunction with our financial statements and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties.

Overview

We are a development stage biopharmaceutical company that was formed in July 2003 to focus on developing and commercializing therapeutic products for the treatment of inflammatory diseases. Our product candidates are based on C1-INH, a human plasma protein that mediates inflammation and is potentially applicable as a treatment for a range of medical indications. We initiated a Phase III clinical trial of our lead product candidate, C1-INH for the treatment of HAE, in March 2005. We are also developing C1-INH for the treatment of AMI and selective other diseases and disorders in which inflammation is known or believed to play an underlying role. We have certain rights to C1-INH technology through agreements with Sanquin, an Amsterdam-based not-for-profit organization that provides blood and plasma products and related services, carries out research and provides education, primarily in the Netherlands.

From July 21, 2003 (inception) through March 31, 2005, we have not generated any revenue from operations. We expect to incur additional losses to perform further research and development activities. We do not currently have any commercial biopharmaceutical products, and do not expect to have such for a number of years, if at all.

Merger Transactions

On November 5, 2004, FCP, Lev Sub and Old Lev entered into the Agreement. On December 29, 2004, the Public Company Merger closed and pursuant to the Agreement, Lev Sub merged into Old Lev and the combined entity became a wholly-owned subsidiary of FCP. As a result of the Public Company Merger, FCP issued 5,029,795 shares of common stock and 4,789,433 shares of Series A convertible preferred stock to holders of outstanding Old Lev common stock.

On December 29, 2004, the Board of Directors and stockholders of FCP approved a merger of FCP into a newly formed, wholly-owned subsidiary of FCP incorporated in Delaware. This merger was completed to increase the authorized number of shares of common stock to permit the conversion of the Series A preferred stock, to reincorporate FCP in the State of Delaware and to change the name of the company. On February 17, 2005, the Recapitalization Merger closed and the issued and outstanding Series A Preferred Stock of FCP was automatically converted into an aggregate of 66,767,994 shares of common stock which, along with the 4,505,530 shares of FCP common stock outstanding prior to the Public Company Merger and the 5,029,794 shares of common stock issued to the Old Lev stockholders in the Public Company Merger, resulted in a total of 76,303,319 shares of common stock outstanding as of February 17, 2005. As part of the Recapitalization Merger, Old Lev changed its name to Lev Development Corp. and FCP changed its name to Lev Pharmaceuticals, Inc. As a result of the mergers, the stockholders of Old Lev acquired approximately 94% of our outstanding common stock.

The Public Company Merger, which resulted in the stockholders of Old Lev obtaining control of FCP, represents a recapitalization of FCP, or a "reverse merger", rather than a business combination. In connection therewith, Old Lev's historic capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by FCP while Old Lev's historical accumulated deficit was carried forward.

Recent Private Placement

In May 2005, we completed a private placement of units and raised gross proceeds of $5,044,774 from the sale of 100.9 units. Each unit was sold at a price of $50,000 and consisted of 50,000 shares of common stock and a five-year warrant to purchase 25,000 shares of common stock at an exercise price of $1.35 per share. Our net proceeds were $4,365,100 after payment of fees and expenses, including the costs of registering the shares of common stock for resale. We paid approximately $450,000 to the placement agent and issued warrants to the placement agent to purchase 681,044 shares of common stock. These warrants are immediately exercisable at $1.35 per share and expire in May 2010. We issued an aggregate of 5,044,774 shares of common stock and warrants to purchase 2,522,387 shares of common stock to investors in this private placement, not including the warrants issued to the placement agent.

Plan of Operation

Our plan of operation for the next twelve months is to focus primarily on our Phase III clinical trial of our lead product candidate, C1-INH for the treatment of HAE. In addition, we are currently developing C1-INH for the treatment of AMI. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements for the next twelve months.

Hereditary Angioedema

In January 2004 we entered into a distribution and manufacturing services agreement with Sanquin, a not-for-profit organization in the Netherlands that provides blood supplies and promotes transfusion medicine. Sanquin currently manufactures and markets a highly purified preparation of C1-INH in Europe and pursuant to the agreement, Sanquin agreed to provide us with C1-INH for use in our clinical trials and for commercial distribution upon regulatory licensure. Pursuant to the agreement, we have distribution rights in all countries in North, Central and South America, with the exception of the Dutch Overseas Territories, Argentina and Brazil.

Under this agreement, it is our responsibility to conduct the Phase III clinical trials of C1-INH for the treatment of HAE and to prepare and file all regulatory applications necessary to register the product candidate. In exchange, Sanquin agreed to provide us with the technical data and support necessary to assist us in preparing and filing all such regulatory applications.

Furthermore, Sanquin agreed to supply C1-INH for our Phase III clinical trials. Upon receipt of FDA approval for our product candidate for the treatment of HAE, upon commercial launch of this product and thereafter during the term of the agreement, Sanquin will supply us with our commercial requirements for C1-INH for the treatment of HAE in each country where we have received regulatory approval. Our purchase of C1-INH from Sanquin is subject to minimum annual purchase requirements upon receipt of FDA approval.

We initiated a Phase III clinical trial of C1-INH for the treatment of HAE in March 2005. In July 2004, we received orphan drug designation from the FDA for C1-INH (human), which, upon product licensure, could provide us with a seven-year exclusive right to market our C1-INH product as a treatment for HAE in the United States.

Acute Myocardial Infarction

We entered into a license agreement with Sanquin on January 27, 2004. Under this agreement, we have an exclusive, worldwide, royalty-bearing license, with the right to sublicense, to the use of C1-INH for the treatment of AMI. In connection with the license agreement, we paid Sanquin certain fees and reimbursed Sanquin for certain expenses. In addition, we have an obligation to pay Sanquin royalties on sales of products incorporating the licensed technology.

Our second development program is focused on the use of C1-INH in treating AMI, commonly known as a heart attack. Current treatments for AMI, both surgical and pharmaceutical, are directed at restoring blood flow to heart tissue or preventing further obstruction. Despite a widespread appreciation for the role of inflammation in AMI in both the scientific and medical communities, no presently available treatments directly target the mechanisms of inflammation. Based on preliminary animal and clinical data, we believe that C1-INH may be useful as a treatment for AMI.

Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2005.

Critical Accounting Policies

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Our accounting policies are described in Note B of the notes to our financial statements included in this Registration Statement for the fiscal year ended December 31, 2004. The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could materially change our reported results. We believe the following accounting policies are the most critical to us, in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our financial statements.

Research and development costs

We expense all research and development costs as incurred for which there is no alternative future use. Such expenses include licensing fees and costs associated with planning and conducting clinical trials.

Income taxes

We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that we recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. We record an estimated valuation allowance on our deferred tax assets if it is not more than likely that these deferred tax assets will be realized.

Equity-based compensation

We account for stock-based compensation to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of our stock is equal to or less than the amount an employee must pay to acquire the stock. We will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of our common stock on the grant date is greater than the amount an employee must pay to acquire the stock.

Following consummation of the merger transactions under the Agreement, our Board of Directors in May 2005 determined that the basis for the exchange of options and warrants to purchase common stock of Old Lev that were outstanding prior to the mergers for options and warrants to purchase our common stock after the mergers should be changed. Though the number of shares issuable upon exercise of these options and warrants was increased, the parties to the mergers did not proportionately reduce the exercise price of these options and warrants to account for the increase in the number of shares outstanding after the mergers. Accordingly, in May 2005, the exercise price of outstanding warrants to purchase 190,327 shares was reduced from $0.10 to $0.04 per share, and the exercise price of other outstanding warrants to purchase 111,341 shares was reduced from $0.85 to $0.30 per share. At the date of this repricing, we recognized a charge to operations of approximately $28,000 for the incremental value of these warrants based upon the Black Scholes option pricing model.

The Board further determined, subject to obtaining stockholder approval at our next annual meeting, to reduce the exercise price, from $0.85 to $0.30 per share, of outstanding options to purchase 1,427,450 shares of common stock held by each of our Chief Executive Officer and our Chairman, respectively (an aggregate of 2,854,900 shares). If this option repricing is approved by our stockholders we will record a charge to operations at the repricing date and our statement of operations will be charged or credited at the end of each reporting period with respect to these employee options to reflect subsequent changes in the value of these options based on changes in our stock price. These charges will cease upon the earlier of the exercise of the options or the adoption of SFAS 123R. This is described further in Note B [12] to the Consolidated Financial Statements included in this prospectus. If our stockholders had approved this change on June 30, 2005, we would have recorded a charge of $1,108,200 to operations.

The fair value of warrants granted to non-employees for financing or services are included in the financial statements and expensed over the life of the debt or the services performed, respectively. Warrants issued in connection with services or financings were valued at the grant date using the Black-Scholes option-pricing model.

Results of Operations

Three Months Ended March 31, 2005 as compared to the Three Months Ended March 31, 2004

We had no revenues during the three months ended March 31, 2005 and 2004 and the period from July 21, 2003 (inception) to March 31, 2005 because we do not have any commercial biopharmaceutical products.

Research and development expenses for the three months ended March 31, 2005 were $446,165 as compared to $385,672 for the three months ended March 31, 2004. The increase of $60,493 primarily represents expenses relating to the Phase III clinical trials that commenced in March 2005.

General, administrative and license acquisition costs were $548,757 for the three months ended March 31, 2005 as compared to $2,231,781 for the three months ended March 31, 2004. The decrease of $1,683,024 is primarily due to the recording of a non-cash compensation expense of $1,985,562 for the three months ended March 31, 2004 for the issuance of warrants to two consultants in connection with the development of our strategic business plan, obtaining our Sanquin license and consulting on our corporate structure which was offset by increases in salaries and travel related expenses during the three months ended March 31, 2005. Compensation expense was recorded at fair value based upon the Black-Scholes option-pricing model.

Interest income was $21,086 for the three months ended March 31, 2005 as compared to interest expense of $113 for the three months ended March 31, 2004. We have invested our excess cash in a money market account.

Due to the factors mentioned above, the net loss for the three months ended March 31, 2005 was $973,836 or $0.01 per common share, basic and diluted, as compared to a loss of $2,617,566 for the three months ended March 31, 2004 or $0.06 per common share, basic and diluted.

Year Ended December 31, 2004 as compared to the period from July 21, 2003 (inception) to December 31, 2003

We had no revenues during the year ended December 31, 2004 and the period from July 21, 2003 (inception) to December 31, 2003 because we do not have any commercial biopharmaceutical products.

Research and development expenses for the year ended December 31, 2004 were $1,126,933 as compared to $7,000 for the period from July 21, 2003 (inception) to December 31, 2003. The increase of $1,119,933 represents contractual expenses relating to our license and service agreements in addition to our consultants and salary expenses. Included in research and development expense for the year ended December 31, 2004 was compensation expense of $19,968 that was recorded at fair value and was for a warrant issued to a consultant who assisted us with development programs and clinical trial design. Our research and development activities increased upon the signing of the distribution and manufacturing services agreement with Sanquin in January 2004.

Merger costs of $283,738 were recorded for the year ended December 31, 2004 in connection with the Public Company Merger.

General, administrative and license acquisition costs were $3,262,461 for the year ended December 31, 2004 as compared to $113,171 for the period from July 21, 2003 (inception) to December 31, 2003. The increase of $3,149,290 was due to increased salaries and professional and general administrative costs. Operating costs increased upon the signing of a distribution and manufacturing services agreement with Sanquin in January 2004. In 2004, there were non-cash compensation expenses of $2,060,763 consisting of (i) $1,985,562 based upon the issuance of warrants to two consultants in connection with the development of our strategic business plan, obtaining our license and consulting on our corporate structure and (ii) $75,201 which was the incremental increase in value of certain warrants and options based upon a modification in the terms of the agreements resulting from the merger with FCP. Compensation expense was calculated based upon the Black-Scholes option pricing model.

Interest income was $50,912 for the year ended December 31, 2004 and was earned from our excess cash investments held in a money market fund.

Due to the factors mentioned above, the net loss for the year was $4,622,214 or $0.07 per common share, basic and diluted, based upon weighted average shares outstanding of 62,384,476 shares as compared to a loss for the period from July 21, 2003 (inception) to December 31, 2003 of $120,225 or $0.00 per common share, basic and diluted, based upon weighted average shares outstanding of 37,164,757.

Liquidity and Capital Resources

In May 2005, as described in Recent Developments, we received net proceeds of approximately $4,365,100 from the sale of 100.9 units in a private placement.

As of March 31, 2005, we had cash and cash equivalents of $4,605,422 and working capital was $4,530,968. Net cash used in operations was $920,063 for the three months ended March 31, 2005 which primarily consisted of our loss of $973,836. The cash used in investing for the three months ended March 31, 2005 was $19,152 resulting from the purchase of fixed assets.

In February and March 2004, we received proceeds in a private placement of $7,968,495, net of issuance costs of $51,465, from the sale of 3,425,879 shares of common stock at $0.26 per share and from the sale of 23,913,848 shares of common stock at $0.30 per share. In December 2003, we received proceeds in a private placement of $300,000 through the sale of 1,141,960 shares of common stock at $0.26 per share.

To date, we have relied solely upon selling equity securities from private placements to generate cash to implement our plan of operations. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements for the next twelve months. Our capital resources are focused on the clinical development and regulatory approval of C1-INH for the treatment of HAE. We will need additional funding to complete these activities. We cannot be certain that additional funding will be available on acceptable terms, or at all.

Contractual Obligations and Commitments

The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of December 31, 2004, and is based on information appearing in the Notes to Consolidated Financial Statements.

		Less than	1 - 2	3 - 5	More than
	Total	1 year	years	years	5 years

Operating lease	$114,475	$68,110	$46,365	$0	0
CRO contract	100,000	100,000	0	0	0
Research and development contract	250,000	125,000	125,000	0	0
Total obligations	$464,475	$293,110	$171,365	$0	$0

Our major contractual obligations relate to our facilities lease, clinical trial costs, purchase commitments and obligations to pay royalties. We expect to devote substantial resources to continue our research and development efforts and to expand our product pipeline and support our product candidates as they move forward in the clinical development process. Our funding requirements will depend on numerous factors, including:

•	the scope and results of our clinical trials;
•	advancement of other product candidates into development;
•	potential acquisition or in-licensing of other product candidates, commercial products or technologies;
•	the timing of, and the costs involved in, obtaining regulatory approvals;
•	the cost of manufacturing activities for product candidates;
•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and
•	our ability to establish and maintain additional collaborative arrangements.

We expect product development costs to increase in the future as more of our product candidates enter clinical trials. In addition, we may be obligated to make milestone payments on certain of our product candidates as they progress through the clinical trial process.

The duration and cost of clinical trials may vary significantly over the life of a particular project as a result of, among other things, the following factors:

•	the length of time required to recruit qualified patients for clinical trials;
•	the duration of patient dosing and follow-up in light of trial results;
•	the number of clinical sites required for trials; and
•	the number of patients that ultimately participate.

On January 16, 2004, we entered into a distribution agreement with Sanquin under which Sanquin will manufacture and supply agreed-upon quantities of C1-INH to us for an agreed-upon minimum price, which is subject to change. In connection with quantities supplied for the clinical trial prior to regulatory approval, Sanquin will provide a loan to us in the amount of the C1-INH purchased, which will be subject to a purchase money security interest.  Upon regulatory approval, Sanquin will forgive the loan and release any and all security interests. The C1-INH will initially be used to conduct Phase III clinical trials and to provide additional treatments to patients enrolled in the trials prior to FDA licensure. Sanquin also granted to us the exclusive right to distribute, market and sell C1-INH in the United States and certain other countries, as specified upon regulatory approval to do so in each respective country.

The Sanquin distribution agreement terminates on December 31, 2007, unless extended by us for up to two three-year periods or by mutual agreement of the parties prior to its expiration. Commencing with the receipt of regulatory approval of C1-INH and thereafter, we must purchase from Sanquin a minimum of approximately $7,200,000 of C1-INH per calendar year.

On January 27, 2004, we entered into a license agreement with Sanquin for the use of C1-INH in the treatment of AMI. In connection with the license agreement we are required to create a comprehensive research plan for the commercial exploitation of the licensed technology. We are currently working with Sanquin on the design of the research plan. We agreed to commit a minimum of $125,000 per annum during the first three years following the execution of the license agreement toward research on the licensed technology conducted by Sanquin and by other parties. To date, we have funded approximately $116,000 to third parties engaged in this research. We also have an obligation to pay Sanquin royalties on sales of products incorporating the technology.

On September 20, 2004, we entered into a services agreement with Compleware Corporation in connection with the management and implementation of our Phase III clinical trial of C1-INH for the treatment of HAE. On March 1, 2005, we terminated the agreement. Subsequent to December 31, 2004, we paid Compleware $100,000. On March 2, 2005, we entered into a new services agreement with INC Research which governs INC Research's provision of services in connection with the support of clinical investigation, management and/or research of our Phase III clinical trial. It is estimated that we will pay INC Research approximately $1,000,000 for its services over the next two years of which approximately $177,000 has been recorded through April 30, 2005.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), "Share-Based Payment". SFAS No. 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25, "Accounting for Stock issued to Employees," and its related implementation guidance. The provisions of SFAS No. 123R require us to expense, in the statement of operations, the fair value of awards of equity instruments exchanged for employee services, based on the grant-date fair value of those awards. The grant-date fair value of equity instruments will be estimated using an appropriate option-pricing model and will be recognized over the vesting period of the awards. SFAS No. 123R will be effective, for public companies, prospectively commencing in the first quarter of the fiscal year ending December 31, 2006. We are in the process of analyzing the effects of adopting SFAS No. 123R and expect it to have a material effect on our financial statements, but cannot estimate the effect at this time.

BUSINESS

Introduction

Lev is a biopharmaceutical company that was formed in July 2003 to focus on developing and commercializing therapeutic products for the treatment of inflammatory diseases. Our product candidates are based on C1-INH, a human plasma protein that mediates inflammation and is potentially applicable as a treatment for a range of medical indications. We initiated a Phase III clinical trial of our lead product candidate, C1-INH for the treatment of HAE, in March 2005. Lev is also developing C1-INH for the treatment of AMI, or heart attack, and selective other diseases and disorders in which inflammation is known or believed to play an underlying role. We have certain rights to C1-INH technology through agreements with Sanquin, an Amsterdam-based not-for-profit organization that provides blood and plasma products and related services, carries out research and provides education, primarily in the Netherlands.

Product Programs

Our lead program is the development of C1-INH for the treatment of HAE. HAE is a rare genetic disorder characterized by episodic attacks of edema (swelling) in the extremities, face, abdomen, and, most seriously, the airway passages. The disease is caused by a deficiency of C1-INH, and there are believed to be 6,000 or more people with HAE in the United States.

Sanquin Blood Supply Foundation has been producing and selling successive generations of C1-INH, prepared from human plasma, in the Netherlands for over 30 years for the treatment of HAE. Continuous product development efforts at Sanquin have resulted in the current, highly purified product that has been marketed in Europe since 1997. Despite its long record of use in Europe, however, C1-INH has never been introduced in the United States. Through a supply and distribution agreement with Sanquin, we have the exclusive right to market and sell C1-INH prepared by Sanquin for the treatment of HAE in North America and certain other geographic regions.

In July 2004, we received orphan drug designation from the FDA for C1-INH (human), which, upon product licensure, could provide us with a seven-year exclusive right to market the C1-INH product as a treatment for HAE in the United States.  We initiated a Phase III clinical trial of C1-INH for the treatment of HAE in March 2005. The trial is a multi-center, placebo-controlled, double-blind study designed to examine the use of C1-INH in both treating acute attacks of HAE and in preventing the onset of such attacks. Phase III clinical trials of this type are highly unpredictable, and may take from one year to many years for completion, depending on a large number of factors, most of which are entirely beyond our control. Following completion of a successful Phase III trial, we intend to submit a biologics license application, or BLA, to the FDA. Preparation of this BLA could take from six months to substantially more than one year. Following the submission of the BLA, the FDA may take from six months, in the case of an expedited review, to more than one year, to review the BLA. There can be no assurances that any of these timelines can or will be met, and there can be no assurance that the outcome of our Phase III trial will be successful or that the results of the trial will support licensure by the FDA.

Our second development program is focused on the use of C1-INH in treating acute myocardial infarction (AMI), commonly known as a heart attack. AMI results from an obstruction of blood flow to the heart, and there are approximately 1,200,000 patients with AMI in the United States annually, resulting in an estimated 500,000 directly attributable deaths. Current treatments for AMI, both surgical and pharmaceutical, are directed at restoring blood flow to heart tissue or preventing further obstruction. Despite a widespread appreciation for the role of inflammation in AMI in both the scientific and medical communities, no presently available treatments directly target the mechanisms of inflammation. Based on preliminary animal and clinical data, we believe that C1-INH may be useful as a treatment for AMI.

The process of inflammation underlies a number of other serious diseases, including gram-negative septicemia and inflammatory bowel disease, and is now also understood to play a role in other disorders previously thought to be unrelated to inflammation, including Alzheimer's disease and stroke. As a potent mediator of inflammation, C1-INH has been examined as a potential treatment for some of these diseases in animal studies, and, in a limited number of disorders, in clinical studies as well. Based on these studies, and on the role C1-INH is known to play in inhibiting key inflammatory pathways, we intend to develop C1-INH for certain other diseases and disorders. We believe that the extensive clinical experience with C1-INH in treating HAE in Europe will facilitate its introduction into other clinical indications.

Strategy

Our goal is to create a biopharmaceutical company that develops and commercializes a portfolio of C1-INH products that offer improved efficacy and safety characteristics over existing treatments. The key elements of our strategy are to:

•	complete the development of our lead product candidate, C1-INH for the treatment of HAE;
•	advance our second product candidate, C1-INH for the treatment of AMI, into pre-clinical development in the United States; and
•	selectively develop C1-INH for additional therapeutic indications.

Technology

C1-INH is a human plasma protein that mediates inflammation and coagulation. In Europe, C1-INH, produced by several manufacturers, has been used to treat patients with HAE safely and effectively for more than 30 years, and is widely accepted as the treatment of choice for HAE. It is this extensive record of safety and efficacy that provides the basis for our lead program, the development of C1-INH in the United States for the treatment of HAE.

Beyond this impressive record of clinical experience, however, C1-INH is also a well-characterized and well-understood molecule that is known to play a key role regulating the complex biochemical interactions of blood-based systems involved in inflammation and coagulation. C1-INH is known to be either a major or minor inhibitor of at least seven proteins involved in these systems. More specifically, C1-INH is known to inhibit three key biochemical pathways underlying inflammation and/or coagulation - the complement system, the contact pathway of intrinsic coagulation and the fibrinolytic system. Under normal circumstances, these systems play important roles in defending the body from infection, injury and disease and in repairing tissue damage. If improperly controlled, however, these same systems can cause or contribute to disease and tissue damage. Excessive activity in one or more of these systems is known or believed to contribute to a number of diseases or disorders, including: myocardial infarction, ischemic-reperfusion injury, inflammatory bowel disease, gram-negative septicemia, Alzheimer's disease and stroke.

Based on (i) the demonstrated role of these inflammatory pathways in specific diseases, (ii) the known function of C1-INH in regulating these pathways, and (iii) the extensive clinical experience in using C1-INH to treat HAE, C1-INH has been extensively studied, both clinically and pre-clinically, as a potential treatment for a number of diseases. We intend to leverage and extend these studies to develop a portfolio of products based on C1-INH.

Hereditary Angioedema

Background

HAE is a genetic disorder characterized by episodes of edema (swelling) in the extremities, face, abdomen, and airway passages. The majority of patients have stretches of severe abdominal pain, nausea, and vomiting that is caused by swelling in the intestinal wall. Attacks that involve the face and throat must be taken seriously and medical treatment should be sought without delay. Swelling of the throat can close the air passage and cause death by suffocation. The mortality rate from untreated airway obstruction has been reported to be over 30% with death most frequently caused by asphyxiation due to airway closure. The course of the disease is diverse and unpredictable, even within a single patient over his lifetime. Swelling caused by HAE usually lasts for 24-72 hours, but the length of an attack can range from four hours to four days. On average, patients experience approximately one attack per month, but the frequency is highly variable. As many as 5% to 10% of patients are severely affected, experiencing attacks one to three times per week. HAE affects between 1:10,000 and 1:50,000 individuals worldwide and there are believed to be 6,000 or more people with HAE in the United States.

HAE is caused by a defective gene for C1-INH, and this defect is passed on in families - a child has a 50% chance of inheriting this disease if one parent is affected. The absence of family history, however, does not rule out HAE diagnosis, and as many as 20% of HAE cases involve patients who appear to have had a spontaneous mutation of the C1-INH gene at conception. The genetic defect results in production of either inadequate or nonfunctioning C1-INH protein.

C1-INH is known to inhibit three key biochemical pathways underlying inflammation and/or coagulation - the complement system, the contact pathway of intrinsic coagulation and the fibrinolytic system. Excessive activity of each of these systems has been demonstrated in HAE, as evidenced by increased levels of components of the complement system, kallikrein, coagulation Factors XIa and XIIa, and plasmin. The biochemical imbalance that results from reduced levels of functional C1-INH leads to the production of proteins and peptides that cause fluids to be released from the capillaries into surrounding tissues thereby causing edema.

In the absence of C1-INH activity, activated C1 and plasmin generate certain inflammatory mediators that are thought to be causal factors of the angioedema observed in patients with HAE. C1-INH concentrate replaces the missing or non-functional protein and inhibits the cataclysmic subunits of the first component of the classic complement pathway (C1r and C1s), as well as inhibition of the function of kallikrein, plasmin, and coagulation factors XIa and XIIa.

Because HAE is rare and has a wide variability in disease expression, it is not uncommon for patients to remain undiagnosed or misdiagnosed for many years. Many patients report that their frequent and severe abdominal pain was inappropriately diagnosed as psychosomatic. Although rare, HAE is a disease with potentially catastrophic consequences for those affected. Aside from the potentially fatal acute respiratory compromise, unnecessary exploratory surgery has been performed on patients experiencing gastrointestinal edema because abdominal HAE attacks mimic conditions requiring surgery.

Traditionally, HAE has been classified into two types (I and II). The most common form of the disease, Type I, is characterized by low levels of C1-INH and affects about 85% of patients, whereas Type II HAE affects 15% of patients and is characterized by non-functional C1-INH. A third type of HAE has been identified in which the abnormal C1-INH protein binds to albumin effectively reducing the amount of functional C1-INH.

Current Treatments of HAE

Treatment of HAE can be categorized as: (i) preventive treatments for patients severely affected by HAE; and (ii) mitigation treatments to remedy the symptoms of infrequent episodic acute attacks. The only currently available treatments in the United States for severe attacks are anabolic steroids, pain control, and hydration. Restriction of the inciting activity (e.g. repetitive motion such as typing or hammering) or reduction of stress is also advised. Current treatments for HAE in the United States do not prevent all attacks and have adverse side effects.

Long-term prevention therapy is recommended for patients who experience more than one attack per month, or who believe the disease significantly interferes with their quality of life. Most of these patients are currently treated with anabolic steroids that reduce the frequency of attacks of edema. The most commonly used steroids are alpha-alkylated androgens such as stanozolol and danazol. Although these drugs are effective in reducing the number and severity of the most serious attacks, they do not prevent all attacks. In addition, use of such anabolic steroids can have numerous side effects ranging from hepatotoxicity (liver toxicity), virilization (development of male sexual characteristics in a female), weight gain, acne and hirsutism (unwanted hair growth). Another preventive treatment is the use of freshly frozen plasma, which contains C1-INH, but which also contains a wide variety of other factors that may activate multiple inflammatory pathways and exacerbate an attack.

There are currently no approved treatments for acute attacks available in the United States. Rather, current therapies primarily focus upon treating the symptoms of an acute attack. For swelling of the intestinal wall, which can cause debilitating pain, narcotics such as morphine and antiemetics for nausea are given, but these medications only address the symptoms and not the underlying cause. For severe laryngeal swelling, which can be life threatening, rescue therapy such as intubation or tracheotomy may be required. There are no treatments available for swelling of the face or extremities.

C1-Esterase Inhibitor for the Treatment of HAE

HAE can be effectively treated with intravenous administration of C1-INH purified from human plasma. In Europe, C1-INH, produced by several manufacturers, has been used to treat patients with HAE safely and effectively for more than 30 years, and is widely accepted by HAE associations around the world as the treatment of choice for acute attacks of HAE. It can be used to treat acutely, when there is an attack, or prophylactically, to prevent attacks, depending on the severity of the case. The treatment concept is similar to hemophilia, in which a patient is treated regularly with the particular clotting factor in which he is deficient. In spite of this long record of safety and efficacy in Europe, C1-INH has never been introduced in the United States and it is our objective to bring C1-INH to the United States for the treatment of patients with HAE.

Our first product candidate, C1-INH prepared from human plasma, is being developed for both acute and prophylactic treatment of HAE. C1-INH is given by intravenous administration. Published studies by others have shown C1-INH treatment to resolve angioedema in 30 minutes to two hours, compared to 24-72 hours when untreated. A research study published in the New England Journal of Medicine in 1996, provided evidence that this treatment was safe and effective for both prevention of attacks and as an acute attack therapy - rapid resolution of laryngeal, facial, abdominal, and extremity swelling was observed. A study published in the Archives of Internal Medicine in 2001 concluded C1-INH to be highly effective in treating the laryngeal edema of HAE with rapid resolution of symptoms. We believe these studies, and others showing comparable efficacy, are representative of the extensive European clinical experience using C1-INH as a treatment for HAE for more than 30 years.

On September 20, 2004, we entered into a services agreement with Compleware in connection with the management and implementation of our Phase III clinical trial of C1-INH for the treatment of HAE. On March 1, 2005, we terminated the agreement. On March 2, 2005, we entered into a new services agreement with INC Research which governs INC Research's provision of services in connection with the support of clinical investigation, management and/or research of our Phase III clinical trial. It is estimated that we will pay INC Research approximately $1,000,000 for its services through March 2007 of which approximately $177,000 has been recorded through April 30, 2005.

Acute Myocardial Infarction

Background

AMI, commonly known as a heart attack, is a sudden, life-threatening cardiac disorder caused by an obstruction of blood flow to the heart. The major symptom of AMI is chest discomfort, but associated symptoms include nausea, vomiting, shortness of breath, and dizziness. AMIs vary in severity and symptoms, and the intensity of the systems depends on the size of the area of heart muscle affected by the infarction. Clinical diagnosis of AMI is typically based on elevation of two cardiac enzyme markers, creatine kinase and troponin, markers considered highly reliable measures of cardiac injury.

AMI results in the development of myocardial necrosis, or death of heart cells or tissue, due to ischemia (lack of oxygen). The heart cells are not supplied with sufficient oxygen to meet their metabolic requirements. The most common cause of AMI is atherosclerosis or the accumulation of plaques in the arterial wall. Plaques can rupture and form a thrombus, or clot, that partially or totally blocks arterial blood flow. Patients with this condition suffer the disruption of the normal pattern of contractions of the heart muscle leading to atrial fibrillation (rapid uncontrolled beat) and/or heart failure. There are approximately 1,200,000 patients with AMI in the United States annually, resulting in an estimated 500,000 directly attributable deaths.

Current Treatments of AMI

Current treatments of AMI are limited and are aimed at restoring blood flow, improving tissue oxygenation and preventing further arterial obstruction. The first line of treatment usually includes oxygen (to reduce the workload of the heart), aspirin (to inhibit further clot formation), nitroglycerin (to reduce the oxygen requirements of the heart) and morphine (for pain). Fibrinolytic drugs, such as streptokinase, urokinase or alteplase, are administered to dissolve clots, and heparin is given as an anticoagulant to prevent further clot formation. Percutaneous transluminal coronary angioplasty, or PTCA, is commonly performed to restore blood flow to the affected coronary artery, a procedure that may involve the placement of a stent to prevent closure of the vessel. In some cases, coronary arterial bypass graft surgery may be required. Antiplatelet medications, such as aspirin and clopidogrel, have become a cornerstone of therapy for AMI. These medications prevent the accumulation of platelets, a trigger event in clot formation. Newer strategies include the use of platelet glycoprotein IIb-IIIa receptor inhibitors, low molecular weight heparin, and Factor Xa inhibitors.

C1-INH for the Treatment of AMI

Current treatments for AMI, both surgical and pharmaceutical, are directed at restoring blood flow to heart tissue or preventing further obstruction. The later stages of cardiac cell injury during AMI, however, result at least in part from an inflammatory response. Activation of the complement system has been demonstrated, inflammatory mediators have been identified, and certain anti-inflammatory drugs have been shown to reduce infarct size in animal models. Despite a widespread appreciation for the role of inflammation in AMI in both the scientific and medical communities, no presently available treatments directly target the mechanisms of inflammation.  Based on preliminary animal and clinical data, we believe that C1-INH may be useful as a treatment for AMI.

Two of the major inflammatory pathways believed to be involved in AMI are the complement system and the contact pathway of intrinsic coagulation. C1-INH is an important inhibitor of both of these pathways and, therefore, may provide a therapeutic benefit in the treatment of AMI. C1-INH has been studied extensively in animal models of myocardial infarction in rat, pig, cat and dog models. In these studies, C1-INH was shown both to restore blood flow and to reduce cardiac damage. The use of C1-INH in treating AMI has also been studied in a preliminary clinical trial published in the European Heart Journal in 2002. In 13 patients, release of troponin T and creatine kinase MB, two accepted biochemical markers of cardiac damage, were reduced by 36% and 57%, respectively, compared to 18 controls. We entered into an exclusive worldwide license with Sanquin for the use of C1-INH for the treatment of AMI.

Other Inflammatory Diseases

The process of inflammation underlies a number of serious diseases, including rheumatoid arthritis and inflammatory bowel disease, and is now also understood to play a role in other disorders previously thought to be unrelated to inflammation, including Alzheimer's disease and stroke. C1-INH has been examined as a potential treatment for some of these diseases, in animal studies, and, in a limited number of disorders, in clinical studies as well. C1-INH has been studied in animal models of pancreatitis, lung transplantation, burn injuries and traumatic shock. Preliminary clinical studies have been done in coronary bypass surgery, gram-negative septicemia and bone marrow transplantation. Based on these studies, and on the role C1-INH is known to play in inhibiting key inflammatory pathways, we intend to develop C1-INH for certain additional diseases and disorders. We believe that the extensive clinical experience with C1-INH in treating HAE in Europe will facilitate its introduction into other clinical indications.

Distribution, Manufacturing and Licensing Relationships

Distribution and Manufacturing Services Agreement with Sanquin

We entered into a Distribution and Manufacturing Services Agreement with Sanquin as of January 16, 2004 (the "Distribution Agreement"). Under this agreement, Sanquin has granted us (i) the exclusive right to distribute, market, offer for sale, sell, import and promote C1-INH derived from human plasma as manufactured by Sanquin in all countries in North America and South America (other than the Dutch Overseas Territories, Argentina and Brazil), and (ii) a right of first refusal to distribute, market, offer for sale, sell, import and promote C1-INH derived from human plasma as manufactured by Sanquin in certain other geographic regions and under certain conditions.

Under this agreement, it is our responsibility for conducting the Phase III clinical trials of C1-INH for the treatment of HAE and prepare and file all regulatory applications necessary to register the product candidate. In exchange, Sanquin agreed to provide us with the technical data and support necessary to assist us in preparing and filing all such regulatory applications.

Furthermore, Sanquin agreed to supply C1-INH for our Phase III clinical trials. Upon receipt of FDA approval for our product candidate for the treatment of HAE, upon commercial launch of this product and thereafter during the term of the agreement, Sanquin will supply us with our commercial requirements for C1-INH for the treatment of HAE in each country where we have received regulatory approval, subject to minimum annual purchase requirements of approximately $7,200,000 per year.

The initial term of this agreement expires on December 31, 2007, subject to extension. We have the right to extend the term of this agreement for up to six years in two successive three year periods upon written notice to Sanquin no later than six months before this agreement or an extension of this agreement terminates.

As per the agreement, we have obtained FDA consent for our plan to collect necessary data to support licensure in the United States and we have secured the support of a clinical research organization to conduct our Phase III clinical trials for our HAE product candidate. In addition, Sanquin has the right to terminate this agreement in the event, among other things, that:

•	we fail to complete the enrollment of our Phase III clinical trials for our HAE product candidate within a specified time frame
•	we fail to submit a biologics license application, ("BLA"), in the United States within a specified time frame; or
•	we fail to obtain marketing approval in the United States within a specified time frame.

Exclusive License Agreement with Sanquin

We entered into a license agreement with Sanquin on January 27, 2004. Under this agreement, we have an exclusive, worldwide, royalty-bearing license, with the right to sublicense, to the use of C1-INH for the treatment of AMI. In connection with the license agreement, we paid Sanquin certain fees and reimbursed Sanquin for certain expenses. In addition, we have an obligation to pay Sanquin royalties on sales of products incorporating the licensed technology.

We are required to create a comprehensive research plan for the commercial exploitation of the licensed technology. We are currently working with Sanquin on the design of the research plan. We agreed to commit a minimum of $125,000 per annum during the first three years following the execution of the license agreement toward research on the licensed technology conducted by Sanquin and other parties. To date, we have funded approximately $116,000 to third parties engaged in this research. In addition, we have agreed to use commercially reasonable efforts to manufacture and market products incorporating the licensed technology.

The license agreement, unless it is terminated earlier, shall continue in force until the expiration, invalidation or unenforceability of the last to expire patent licensed pursuant to the agreement. Either party may terminate the agreement in the event of an uncured material breach by the other.

Intellectual Property

The following factors are important to our success:

•	receiving patent protection for our product candidates;
•	not infringing the intellectual property rights of others;
•	preventing others from infringing our intellectual property rights; and
•	maintaining our patent rights and trade secrets.

We actively seek, when appropriate, protection for our proposed products, technologies and proprietary information through United States and foreign patents. In addition, we rely upon trade secrets and contractual arrangements to protect our proprietary information.

As of June 30, 2005, we license a United States patent and an International Patent Application including any foreign patents issuing therefrom related to our technologies, compounds and their applications in pharmaceutical development or their use as pharmaceuticals. We face the risk that our issued patents may be challenged or circumvented or may otherwise not provide protection for any commercially viable products that we develop. We also note that United States patents and patent applications may be subject to interference proceedings and/or reexamination proceedings in the Unites States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the very patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert, which, if successful, would result in the entire loss of our patent or the relevant portion of our patent and not just with respect to that particular infringer. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

In addition, our ability to assert our patents against a potential infringer, depends on our ability to detect the infringement in the first instance. Many countries, including certain European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties in some circumstances (for example, when the patent owner has failed to "work" the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life-saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection.

Our success will also depend in part upon our not infringing patents issued to others. If our product candidates are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited.

Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, if a patent infringement suit were brought against us or our future strategic partners or licensees, if any, we or they may be forced to stop or delay developing, manufacturing or selling potential products that are alleged to infringe a third party's intellectual property unless that party grants us or our strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we or our strategic partners or licensees were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Much of our technology and many of our processes depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our proprietary know-how and technology, we generally require all employees, contractors, consultants, advisors, visiting scientists and collaborators as well as potential collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information. The agreements with employees and consultants also require disclosure and assignment to us of ideas, developments, discoveries and inventions. These agreements may not effectively prevent disclosure of our confidential information or provide meaningful protection for our confidential information.

Competition

We compete in an industry characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace. Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

Our principal focus is on the development of therapeutic products. We conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications. Our principal competitors are companies that are already marketing products in those indications or are developing new products for those indications. Most of these organizations have greater financial resources and drug development experience than we do. Companies developing therapeutics for the treatment of HAE include Dyax Corp., Jerini AG and Pharming Group N.V. In addition, ZLB Behring currently markets a plasma-derived C1-INH outside of the United States. Other competitors and potential competitors include companies that market and develop anabolic steroid-based drugs and anti-inflammatory compounds.

For potential cardiovascular disease product applications, our potential competitors include numerous pharmaceutical and biotechnology companies, most of which have substantially greater financial resources and experience than we do.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals, and in our ongoing research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases, state statutes and regulations also govern or impact upon the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations, require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our product candidates, may be limited in scope which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Preclinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent government requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from studies in several animal species, as well as from in vitro studies, are submitted to the FDA as part of an investigational new drug application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

Clinical Trials

If a company wants to test a new drug in humans, an IND must be prepared and filed with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days. In addition, an Institutional Review Board comprised in part of physicians at the hospital or clinic, as well as others representing the interests of the community where the proposed trials will be conducted, must review and approve the trial protocol and monitor the trial and the investigators on an ongoing basis. The FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical Trial Phases

Clinical trials typically are conducted in three sequential phases, phases I, II and III, with phase IV trials potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

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Phase I clinical trials. After an IND becomes effective, Phase I human clinical trials can begin. These trials evaluate a drug's safety profile, and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

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Phase II clinical trials. Phase II clinical trials typical are designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population.

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Phase III clinical trials. In Phase III clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to an approved standard therapy in defined patient populations with a given disease and stage of illness.

Biologics License Application

After completion of clinical trials, if there is substantial evidence that the drug is safe, pure and potent, a biologics license application, or BLA, is prepared and submitted for the FDA to review. The BLA must contain all of the essential information on the drug gathered to that date, including data from preclinical and clinical trials, and the content and format of a BLA must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of a BLA is a major undertaking for a company. In addition, the FDA reviews a BLA to determine whether the facility in which a product is manufactured, processed, packed or held meets standards designed to assure the product's continued safety, purity and potency.

The FDA reviews all BLAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting a BLA for filing. In such an event, the BLA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. By law, the FDA has 180 days in which to review the BLA and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, other scientific experts and patient representatives, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the BLA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA's evaluation of the BLA submission or manufacturing facility is not favorable, the FDA may refuse to approve the BLA or issue a not approvable letter.

Other Regulatory Requirements

Any products that we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP regulations which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new indications for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

Approvals Outside of the United States

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

Employees

As of June 30, 2005, we had six employees. We consider our relationship with our employees to be satisfactory.

DESCRIPTION OF PROPERTY

Our principal executive office is located at: 122 East 42nd Street, Suite 2606, New York, New York, and consists of approximately 1,000 square feet of space. Our sublease will expire on August 31, 2006. The annual payment amounts due under the sublease are approximately $68,000 for 2005 and $46,000 for 2006. We believe that our office space will be adequate for our needs for at least the next few years, and we expect that additional facilities will be available in other jurisdictions to the extent that we require new or additional space.

LEGAL PROCEEDINGS

We are not currently a party to, nor is any of our property currently the subject of, any pending legal proceeding. None of our directors, officers, or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors as of June 30, 2005 are:

Name	Age	Position
Joshua D. Schein	44	Chief Executive Officer and Director
Judson Cooper	46	Chairman of the Board, Executive Vice President and Secretary
Douglas J. Beck	44	Chief Financial Officer
Yanina Tova Wachtfogel	46	Chief Scientific Officer
Scott Eagle	45	Director
Eric I. Richman	43	Director
Thomas Lanier	45	Director

Joshua D. Schein, Ph.D. has been our Chief Executive Officer and a Director since December 29, 2004 and Chief Executive Officer and a Director of Lev Development Corp., or LDC since the commencement of LDC's operations in July 2003. Dr. Schein is also a founder of SIGA Technologies, Inc., a publicly traded biotechnology company, and served as its Chief Executive Officer from August 1998 to April 2001. Dr. Schein also served as SIGA's acting Chief Executive Officer from April 1998 to August 1998, as Secretary and a Director from December 1995 to April 2001, and as Chief Financial Officer from December 1995 until April 1998. Dr. Schein is also a founder of DepoMed, Inc., a publicly traded drug delivery company, and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Dr. Schein was an executive officer and a director of Virologix Corporation, a private biotechnology company that he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly traded biotechnology company. From June 1996 to September 1998, Dr. Schein was an executive officer and a director of Callisto Pharmaceuticals, Inc., a publicly traded biotechnology company that he co-founded. Dr. Schein is also a founder of Hemoxymed, Inc., a publicly traded biotechnology company. Since 1997, Dr. Schein has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From 1994 to 1995, Dr. Schein served as a Vice President of Investment Banking at Josephthal, Lyon and Ross, Incorporated, an investment banking firm. Dr. Schein received a Ph.D. in neuroscience from the Albert Einstein College of Medicine, an MBA from the Columbia Graduate School of Business, and a B.A. in biochemistry from Brandeis University.

Judson Cooper has been our Chairman of the Board, Executive Vice President and Secretary since December 29, 2004 and Chairman of LDC since the commencement of operations of LDC in July 2003 and Executive Vice President since November 1, 2004. Mr. Cooper is also a founder of SIGA Technologies, Inc., a publicly traded biotechnology company, and served as its Chairman from August 1998 to April 2001. Mr. Cooper also served as SIGA's acting Chairman from April 1998 to August 1998, as a Director from December 1995 to April 2001, and as Executive Vice President from November 1996 to April 2001, and as its founding President from December 1995 to November 1996. Mr. Cooper is also a founder of DepoMed, Inc., a publicly traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Mr. Cooper was an executive officer and a director of Virologix Corporation, a private biotechnology company that he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly traded biotechnology company. From June 1996 to September 1998, Mr. Cooper was an executive officer and a director of Callisto Pharmaceuticals, Inc., a publicly traded biotechnology company that he co-founded. Mr. Cooper is also a founder of Hemoxymed, Inc., a publicly traded biotechnology company. Since 1997, Mr. Cooper has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From September 1993 to December 1995, Mr. Cooper was a private investor. Mr. Cooper is a graduate of the Kellogg School of Management.

Douglas J. Beck is a CPA and has been our Chief Financial Officer since May 23, 2005. He was our controller since February 22, 2005. From September 2004 to October 2004, Mr. Beck served as a consultant to Pfizer, Inc. From December 2002 to September 2004, Mr. Beck served in various capacities with Diversified Security Solutions, Inc., from Director of Finance to Chief Financial Officer. From November 2000 to December 2002, Mr. Beck was a financial consultant to various companies. From March 2000 to October 2000, Mr. Beck served as Director of Financial Reporting for Urbanfetch.com, Inc. and from December 1998 to March 2000, Mr. Beck was an audit manager with Andersen LLP. Mr. Beck holds a B.S. from the Fairleigh Dickinson University.

Yanina Tova Wachtfogel has been our Chief Scientific Officer since December 29, 2004 and the Chief Scientific Officer of LDC since February 2004. From July 2003 to February 2004, Ms. Wachtfogel served as President and Chief Operating Officer of LDC. Ms. Wachtfogel has extensive industry experience in the development of therapeutics for treatment in the fields of inflammation, immunology, and cardiovascular disease. Prior to joining Lev, Ms. Wachtfogel served as Chief Operating Officer and Vice President, Scientific Affairs for Callisto Pharmaceuticals, Inc., a publicly traded biotechnology company, from 2001 to 2003. Previously, Ms. Wachtfogel served as a Senior Manager, Scientific Affairs at Bristol-Myers Squibb Oncology/Immunology and a Medical Education Specialist, US Human Health at Merck & Co., Inc. Prior to joining industry, Ms. Wachtfogel spent 15 years as an academic research scientist in the Sol Sherry Thrombosis Research Center at the Temple University School of Medicine doing basic and clinical research focused on inflammatory mediators and the contact pathway of intrinsic coagulation. During her academic career, Ms. Wachtfogel was a visiting research scientist at many international academic centers and published numerous articles in peer-reviewed journals.

Scott Eagle has served as a Director of our company since December 29, 2004. Since November 1998, Mr. Eagle has been Vice President of Marketing at Claria Corporation, a leading behavioral online marketing firm where he manages the marketing team and oversees business development and partnership activities. Prior to joining Claria, Mr. Eagle was the Vice President of Marketing at Concentric Network Corporation from 1996 to 1998. Before Concentric, from 1993 to 1996, Mr. Eagle served as Vice President of Marketing at MFS Communications where he launched regional marketing campaigns for the start-up MFS Intelenet subsidiary. Mr. Eagle began his career at Procter & Gamble in marketing and new product development for consumer package goods, managing brands such as Formula 44 and Chloraseptic. Mr. Eagle holds a B.S. from the University of Pennsylvania, Wharton School.

Eric I. Richman has served as a Director of our company since December 29, 2004. Since October 2003, Mr. Richman has been Vice President, Business Development and Strategic Planning at PharmAthene, Inc., a private biotechnology company. From 2000 to 2003, he was Vice President, Corporate Development at MaxCyte, Inc., a private biotechnology company. Mr. Richman was part of the founding team at MedImmune, Inc., a publicly-traded biotechnology company, holding various administrative, financial, strategic planning, marketing and international positions between 1988 and 2000, including Director, International Commercialization with MedImmune, Inc. (1998-2000), and Senior Director of Transplantation Products (1993-1998). He was a key member on the launch teams for MedImmune's biotechnology products, both domestically and internationally. Mr. Richman received a B.S. degree in Biomedical Science in 1984 from the Sophie Davis School of Biomedical Education (CUNY Medical School) and a Masters of Business Administration from the American Graduate School of International Management in 1987.

Thomas Lanier has served as a Director of our company since December 29, 2004. Mr. Lanier has served as Financial Attache in the Office of International Affairs, U.S. Department of the Treasury, in Moscow since 2003. From 1996 to 2003, Mr. Lanier was an International Advisor for the U.S. Department of the Treasury during which time he co-wrote the U.S. Treasury's guide to external debt issuance for emerging market borrowers. From 1988 until 1996 Mr. Lanier worked for Chemical Bank as a U.S. Government Bond Trader (1988-1993), Emerging Markets Salesperson (1993-1994) and Emerging Markets Debt Trader (1994-1996). In 1981 Mr. Lanier graduated from the United States Military Academy at West Point with a Bachelor of Science Degree and prior to leaving the Army in 1986, also graduated from the U.S. Army Airborne School and the U.S. Army Flight School as well as planning, organizing and controlling logistical operations on an international project for the Army Chief of Staff. In 1998, Mr. Lanier received a Masters of Business Administration with an emphasis in finance and marketing from the Fuqua School of Business, Duke University.

Compensation of Directors

Upon their appointment to the Board of Directors, each of our three independent directors received a grant of options to purchase 225,000 shares of common stock at an exercise price of $0.80 per share which vest over a period of three years from the date of grant.

Committees of the Board of Directors

Audit Committee

The Audit Committee currently consists of Mr. Thomas Lanier. Our Board of Directors has determined that Mr. Lanier is "independent" as that term is defined under applicable SEC rules. We currently do not have an audit committee financial expert serving on our Audit Committee because we have not been able to identify a suitable candidate. However, we are interviewing candidates and expect to shortly appoint a director who qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B promulgated by the SEC. The Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Audit Committee. A copy of this charter is available on our web site www.levpharma.com.

The Audit Committee's responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent auditors, (ii) appointing, replacing and discharging the independent auditors, (iii) pre-approving the professional services provided by the independent auditors, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent auditors, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent auditors. The Audit Committee also prepares the Audit Committee report that is required pursuant to the rules of the SEC.

Compensation Committee

We have a Compensation Committee currently consisting of Mr. Eric Richman and Mr. Scott Eagle. The Board of Directors has determined that all of the members of the Compensation Committee are "independent." The Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee. A copy of this charter is available on our web site at www.levpharma.com.

The Compensation Committee has responsibility for assisting the Board of Directors in, among other things, evaluating and making recommendations regarding the compensation of the executive officers and directors of the company; assuring that the executive officers are compensated effectively in a manner consistent with the stated compensation strategy of the company; producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC; and periodically evaluating the terms and administration of our incentive plans and benefit programs.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for Officers, Directors and Employees that applies to all of our officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at www.levpharma.com.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of our common stock to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of our company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, none of our directors, executive officers or persons who beneficially own ten percent or more of our common stock have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, except that Gary McAdam, Mathis Family Partners Ltd., and Gary Agron, each former principal stockholders of the company and James Eller, the company's former chief executive officer and director, were late in filing a Form 4 for an issuance of shares of common stock in October 2004.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation that we have paid or that has accrued on behalf of our chief executive officer and other executive officers (the "Named Executive Officers") with annual compensation exceeding $100,000 during the fiscal year ended December 31, 2004.
	Annual Compensation		Long Term Compensation
Name and Principal	Year	Salary	Securities Underlying
Position		($)	Options (#)

Joshua D. Schein	2004	$252,423	1,427,450
Chief Executive Officer	2003	--	--

Judson Cooper	2004	$264,423	1,427,450
Chairman and Executive Vice President	2003	--	--

Yanina Wachtfogel	2004	$312,500	--
Chief Scientific Officer	2003	--	--

Option Grants in Year Ended 2004

The following table sets forth certain information concerning grants of options to purchase common stock made to the Named Executive Officers during the year ended December 31, 2004.

	Number of Shares	Percent of Total
	Underlying	Options Granted to	Exercise Price	Expiration
Name	Options Granted	Employees in 2004	Per Share (1)	Date
Joshua D. Schein	1,427,450	50%	$0.85	11/1/2014
Chief Executive Officer

Judson Cooper	1,427,450	50%	$0.85	11/1/2014
Chairman and Executive Vice President

 (1) The Board of Directors has determined, subject to obtaining stockholder approval at our next annual meeting, to reduce the exercise price of these options from $0.85 to $0.30 per share. See Note J [2] to our Consolidated Financial Statements included in this prospectus.

Aggregated Option Exercises in 2004 and Year End Option Values

The following table provides certain information with respect to the Named Executive Officers concerning the exercise of stock options during the fiscal year ended December 31, 2004 and the value of unexercised stock options held as of such date.

	Number of Shares Underlying		Value of Unexercised In the Money
	Options at December 31, 2004		Options at December 31, 2004 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Joshua D. Schein	1,427,450	0	$1,641,568	--
Chief Executive Officer

Judson Cooper	1,427,450	0	$1,641,568	--
Chairman and Executive Vice President

During the fiscal year ended December 31, 2004 no options were exercised.

(1)
Amounts calculated by subtracting the exercise price of the options of $0.85 from the market value of the underlying common stock using the closing sale price on the OTC Bulletin Board of $2.00 per share on December 31, 2004.

Employment Agreements

We entered into four year employment agreements with each of Joshua Schein and Judson Cooper, effective as of November 1, 2004. Pursuant to the respective employment agreements, each of Mr. Schein and Mr. Cooper receives a base salary of $312,500 with an annual 5% increase, options to purchase up to 1,427,450 shares of our common stock with an exercise price of $0.85 per share and customary benefits and reimbursements. In the event Messrs. Schein or Cooper are terminated in connection with a change in control of our company, each will receive his salary for the remainder of the term of the employment agreement and all other amounts due pursuant to the employment agreement plus a tax gross-up payment. The exercise price of the options was reduced to $0.30 by the Board of Directors in May 2005, subject to obtaining stockholder approval.

2004 Omnibus Incentive Compensation Plan

We rely on incentive compensation in the form of stock options to retain and motivate directors, executive officers, employees and consultants. Incentive compensation in the form of stock options is designed to provide long-term incentives to directors, executive officers employees and consultants, to encourage them to remain with us and to enable them to develop and maintain an ownership position in our common stock.

Share Reserve. A total of 10,000,000 shares of our common stock have been reserved for issuance under the 2004 Omnibus Incentive Compensation Plan (the "2004 Plan"). As of December 31, 2004, options for 3,529,900 shares were outstanding under the 2004 Plan.

Eligibility and Terms of Awards. The 2004 Plan permits the grant of cash-based awards, options, stock appreciation rights, restricted stock units, performance shares, performance units, covered employee annual incentive awards, restricted stock awards and other stock-based awards to our employees and directors. Options will be either incentive stock options or ISOs, as defined under the Internal Revenue Code of 1986, as amended, or the Code, which may be granted solely to employees (including officers); or nonstatutory stock options, or NSOs, that do not qualify as incentive stock options within the meaning of Section 422 of the Code and which may be granted to employees (including officers) and directors.

Administration. Our Board of Directors administers the 2004 Plan unless it delegates administration of the plan to a committee. In either case, the plan administrator determines the recipients and terms and conditions applicable to each award made under the 2004 Plan, including the exercise or purchase price, the vesting schedule and the ability to exercise an award prior to vesting and the provisions related to the impact of a termination of employment or service on outstanding awards. The plan administrator may also amend the terms of the 2004 Plan and outstanding equity awards, except that no amendment may adversely affect an award without the recipient's written consent. Subject to certain exceptions, the plan administrator may not amend an option to lower its exercise price or exchange an option for an option with a lower exercise price, another equity award, cash, or any other consideration or may take any other action that is treated as a repricing under United States generally accepted accounting principles without the prior approval of our stockholders. Amendments to the 2004 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Stock Options. Stock options are granted pursuant to stock option agreements. The plan administrator determines the exercise price for a stock option subject, in the case of ISOs, to the requirements of Section 422 of the Code. Options granted under the 2004 Plan vest at the rate specified in the option agreement.

The plan administrator determines the term of stock options granted under the 2004 Plan. Generally, the term of stock options granted under the 2004 Plan may not exceed ten years. The plan administrator determines the extent to which the optionee shall have the right to exercise the stock option following termination of the optionee's employment or provision of services to the company. In no event may an option be exercised after the maximum term provided for in the stock option agreement.

Acceptable consideration for the purchase of common stock issued under the 2004 Plan will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, consideration received in a "cashless" exercise program implemented by us and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Restricted Stock Awards. Restricted stock awards are purchased through a restricted stock purchase agreement. The purchase price for restricted stock awards must be at least the par value of the stock. The purchase price for a restricted stock award may be payable in cash, the recipient's past services performed for Lev, or any other form of legal consideration acceptable to the plan administrator.

Stock Appreciation Rights. A stock appreciation right is granted pursuant to a stock appreciation right agreement. The plan administrator determines the strike price and term for a stock appreciation right granted under the 2004 Plan. A stock appreciation right granted under the 2004 Plan vests at the rate specified in the stock appreciation right agreement. If an awardee's service relationship with us, or any of our affiliates, ceases, then the awardee, or his or her beneficiary, may exercise any vested stock appreciation right after the date such service relationship ends for the period of time provided in the stock appreciation right agreement. Different post-termination exercise periods may be provided in the stock appreciation right agreement for specific types of terminations such as death, disability or retirement. Our payment to a participant in settlement of a stock appreciation right may be made by the delivery of shares of our common stock, cash, or any combination of the two.

Effect of a Change in Control. Our standard form of stock option agreement provides that following specified change in control transactions, the equity awards granted under the 2004 Plan will be fully vested and exercisable if the optionee ceases to perform services for the surviving or acquiring company within 12 months after the close of the change in control transaction and the optionee is terminated by the surviving or acquiring company for any reason except cause.

Equity Compensation Plan Information

The following table shows information with respect to each equity compensation plan under which our common stock is authorized for issuance as of the fiscal year ended December 31, 2004.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,529,900	$0.84(1)	6,470,100

Equity compensation plans not approved by security holders	301,668	$0.38	-0-

Total	3,831,568	$0.80(1)	6,470,100

(1) The weighted-average exercise price information has not been adjusted for the proposed repricing, from $0.85 to $0.30 per share, of options to purchase 2,854,900 shares which is subject to stockholder approval.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the OTC Bulletin Board under the symbol "LEVP.OB" since February 18, 2005. From April 10, 2002 to February 17, 2005 our common stock had been quoted on the OTC Bulletin Board under our prior name "Fun City Popcorn, Inc." under the symbol "FNCY."

As of June 30, 2005, there were 702 holders of record. This does not reflect those shares held beneficially or those shares held in "street" name.

The table below sets forth the high and low bid prices per share of the common stock for each full quarterly period in the last two fiscal years and the year to date as reported on the OTC Bulletin Board. These prices reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. No prediction can be made as to the effect, if any, that future sales of shares of our common stock or the availability of our common stock for future sale will have on the market price of our common stock prevailing from time-to-time. The registration of the shares of our common stock covered by this prospectus and future registrations of our common stock and the sale of substantial amounts of our common stock in the public markets could adversely affect the prevailing market price of our common stock.

Quarter Ended	High	Low
June 30, 2005	$1.50	$0.56
March 31, 2005	$1.70	$1.01

December 31, 2004	$2.00	$0.12
September 30, 2004	$0.22	$0.10
June 30, 2004	$0.35	$0.05
March 31, 2004	$0.25	$0.10

December 31, 2003	$0.10	$0.03
September 30, 2003	$0.08	$0.08
June 30, 2003	$0.08	$0.07
March 31, 2003	$0.07	$0.07

On July 21, 2005, the last reported sale price for the common stock on the OTC Bulletin Board was $1.10 per share.

Dividend Policy

It is our present policy not to pay cash dividends and to retain future earnings to support our growth. We do not anticipate paying any cash dividends in the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates beneficial ownership of our common stock as of June 30, 2005:

•	By each person or entity known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	By each of our executive officers and directors; and

•	By all of our executive officers and directors as a group.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Lev Pharmaceuticals, Inc., 122 East 42nd Street, Suite 2606, New York, NY 10168.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 81,348,093 shares of our common stock issued and outstanding as of June 30, 2005.

Name of Beneficial Owner	Number of Shares	Percentage of Shares Beneficially Owned

Judson Cooper (1)	29,329,102	36.1%

Joshua D. Schein (2)	29,894,372	36.7%

Douglas J. Beck	0	--

Yanina T. Wachtfogel	3,425,879	4.2%

Scott Eagle	0	--

Eric I. Richman	0	--

Thomas Lanier	71,372	*

All Directors and Executive Officers as a Group (7 persons)	35,247,308	43.3%

Prism Ventures, LLC (3)	27,473,417	33.8%

Emigrant Capital Corporation	10,076,116	12.4%
6 East 43rd Street
New York, NY 10017

Richard Stone	6,297,571	7.7%

Newton Partners LLC (4)	5,293,763	6.5%

Windsor Ventures LLC (4)	5,017,066	6.2%

* less than 1%

(1) Consists of (i) 1,427,450 shares of common stock issuable upon exercise of stock options, (ii) 27,473,417 shares of common stock owned by Prism Ventures, LLC and the limited liability companies referred to in Note 3 below, each of which is owned by Prism Ventures, LLC, a limited liability company in which Mr. Cooper owns a 50% interest, and (iii) 428,235 shares of common stock owned by certain family members of Mr. Cooper.

(2) Includes (i) 1,427,450 shares of common stock issuable upon exercise of stock options and (ii) 27,473,417 shares of common stock owned by Prism Ventures, LLC and the limited liability companies referred to in Note 3 below, each of which is owned by Prism Ventures, LLC, a limited liability company in which Mr. Schein owns a 50% interest.

(3) Includes an aggregate of 20,621,658 shares of common stock owned by Newton Partners LLC, Windsor Ventures LLC, Sapphire Ventures LLC, Tudor Technology Ventures LLC and Entry Point Capital LLC, each of which is owned by Prism Ventures, LLC. Each of Judson Cooper and Joshua D. Schein own a 50% interest in Prism Ventures, LLC. The address of Prism Ventures, LLC is 524 Clubhouse Road, Woodmere, New York 11598.

(4) Prism Ventures, LLC owns a 100% limited liability company interest in such company. The address of Newton Partners LLC and Windsor Ventures LLC is 524 Clubhouse Road, Woodmere, New York 11598.

SELLING STOCKHOLDERS

This prospectus relates to the sale of up to 71,345,926 shares of our common stock which may be offered by the selling stockholders identified below. The shares offered in this prospectus include (i) 5,044,774 shares of common stock sold to investors in our May 2005 private placement, (ii) 2,522,387 shares of common stock issuable upon exercise of warrants sold to investors in our May 2005 private placement, (iii) 681,044 shares of our common stock issuable upon exercise of warrants issued to the placement agent in our May 2005 private placement, (iv) 43,396,366 shares of common stock owned by certain selling stockholders granted registration rights under a registration rights agreement in 2004, including (x) our Chief Executive Officer and several limited liability companies beneficially owned by our Chief Executive Officer and by our Chairman, (y) affiliates of the placement agent in our May 2005 private placement and (z) Emigrant Capital Corp. and its affiliates who collectively own more than ten percent of our outstanding common stock, and (v) 19,701,355 shares of common stock owned by certain selling stockholders granted registration rights by our Board of Directors, including (x) relatives of our Chairman, (y) Richard Stone, a consultant who owns more than five percent of our outstanding common stock and (z) Thomas Lanier, a director. All of the shares being offered in this prospectus are subject to registration rights. A description of these registration rights is contained in “Description of Securities” below.

The following table lists certain information with respect to the selling stockholders as follows: (i) each selling stockholder's name, (ii) the number of outstanding shares of common stock beneficially owned by the selling stockholder prior to this offering and (iii) the number of shares of common stock being offered, (iv) the number of shares of common stock being offered issuable upon exercise of warrants, (v) the number of shares of common stock to be beneficially owned by each selling stockholder after the completion of this offering assuming the sale of all of the shares of the common stock offered by each selling stockholder. Except as noted, none of the selling stockholders have had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

We will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. However, we will receive proceeds from the exercise of the warrants.

The selling stockholders may sell all, some, or none of their shares in this offering. See "Plan of Distribution."

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Common Stock Being Offered	Shares Being Offered Underlying Warrants	Shares Beneficially Owned After the Offering
Maurice Meytre	40,500	27,000	13,500	0
Meganet Uno S.A.	150,000	100,000	50,000	0
Peter Nordin APS	300,000	200,000	100,000	0
Arco Van Nieuwland	1,500,000	1,000,000	500,000	0
James M. Ehrhart	37,500	25,000	12,500	0
Rick Vandentoorn	75,000	50,000	25,000	0
Cedric and Laure Guyot	37,500	25,000	12,500	0
Joel Cherande	300,000	200,000	100,000	0
William and Joanne Jellison	75,000	50,000	25,000	0
Daniel Corallo	150,000	100,000	50,000	0
Patrick Larose	150,000	100,000	50,000	0
James Kelly	96,000	64,000	32,000	0
John Igoe	15,000	10,000	5,000	0
Andres T. Rauchberger	75,000	50,000	25,000	0
Fernando Malvido	37,500	25,000	12,500	0
Per Gustafsson	900,000	600,000	300,000	0
Alastair McEwan	75,000	50,000	25,000	0
The Jayaraman Living Trust	82,500	55,000	27,500	0
Joseph T. DeComa, Jr. IRA	17,700	11,800	5,900	0
Joseph T. DeComa, Jr.	126,000	84,000	42,000	0
Rainer Thomas	75,000	50,000	25,000	0
Carlo Schupp	75,000	50,000	25,000	0
Dr. Helmut Koehler	37,500	25,000	12,500	0
Steve N. and Terri Gelbstein	37,500	25,000	12,500	0
H. Jakob Skadegaard	37,462	24,974	12,488	0
Engbert H. Reerink	30,000	20,000	10,000	0
Michael B. and Sheila Carroll	150,000	100,000	50,000	0
Charles Mader	37,500	25,000	12,500	0
Werner and Elisabeth Daghofer	90,000	60,000	30,000	0
Timothy Reed	150,000	100,000	50,000	0
Steven A. and Susan M. Goreham	15,000	10,000	5,000	0
Howard E. Richmond, Jr.	15,000	10,000	5,000	0
Natan and Miryam Vishlitzky	75,000	50,000	25,000	0
Jay and Diane Beilfield	52,500	35,000	17,500	0
Peter and Grace Debany	37,500	25,000	12,500	0
Giorgia Palazzo	37,500	25,000	12,500	0
Brian J. Smith	22,500	15,000	7,500	0
William V. and Nancy E. Hugie	30,000	20,000	10,000	0
Gary Ellis	150,000	100,000	50,000	0
Ulrich Kuhn	30,000	20,000	10,000	0
Gero Papst	37,500	25,000	12,500	0
Joseph Giananco	75,000	50,000	25,000	0
Aguinaldo Valdez	15,000	10,000	5,000	0
Sheldon Miller	150,000	100,000	50,000	0

Robert Alexander Den Hartog	75,000	50,000	25,000	0
Colin Piper	57,500	38,000	19,500	0
Thomas K. Beard	37,500	25,000	12,500	0
Royal Bank of Canada Trustees Limited as Trustee of the Jean-Philippe Courtois Trust	600,000	400,000	200,000	0
Mercedes Sepulveda	112,500	75,000	37,500	0
Regent Capital Trust Corporation as Trustee of the Briar Services Employee Incentive Trust	150,000	100,000	50,000	0
Kenneth N. and Nancy J. Larsen	75,000	50,000	25,000	0
Ronald W. Randle	37,500	25,000	12,500	0
Larry K. Miller	30,000	20,000	10,000	0
Todd L.D. and Luann L. Johnson	37,500	25,000	12,500	0
Ali Shaath	75,000	50,000	25,000	0
Klas Arne Booth III IRA	75,000	50,000	25,000	0
Amos Lasker	75,000	50,000	25,000	0
Brian Garvey	37,500	25,000	12,500	0
Wolfgang and Brigitte Graaff	60,000	40,000	20,000	0
A.M. Helmer Caspar	105,000	70,000	35,000	0
Blake Williams	37,500	25,000	12,500	0
J. Sherman Henderson	75,000	50,000	25,000	0
J. Evan Robertson	37,500	25,000	12,500	0
Paul C. Karrer	75,000	50,000	25,000	0
Ajax Partners	3,761,747	3,761,747	0	0
Sands Brothers Venture Capital LLC	95,162	95,162	0	0
Sands Brothers Venture Capital II LLC	95,162	95,162	0	0
Sands Brothers Venture Capital III LLC	247,426	247,426	0	0
Sands Brothers Venture Capital IV LLC	133,230	133,230	0	0
Targhee Trust	95,162	95,162	0	0
KWG Trust dated 1/1/04	95,162	95,162	0	0
EAH Heart Associates LLC	1,941,332	1,941,332	0	0
Robert Bonaventura	57,098	57,098	0	0
Kevin Connors	19,034	19,034	0	0
Frank Mazzola	38,064	38,064	0	0
Aharon Orlansky	19,034	19,034	0	0
Michael Beattie	19,034	19,034	0	0
Emigrant Capital Corporation	10,076,116	10,076,116	0	0
John Hart	335,870	335,870	0	0
Gilbert Stein	335,870	335,870	0	0
Barry Friedberg	335,870	335,870	0	0
David Seldin	335,870	335,870	0	0
Francis May	83,968	83,968	0	0

Laidlaw & Company (UK) Ltd.	681,044	681,044	0	0
Joshua D. Schein (1)	993,505	993,505	0	0
Prism Ventures LLC (2)	6,851,759	6,851,759	0	0
Entry Point Capital LLC (2)	3,146,099	3,146,099	0	0
Sapphire Ventures LLC (2)	4,011,362	4,011,362	0	0
Tudor Technology Ventures LLC (2)	3,153,368	3,153,368	0	0
Windsor Ventures LLC (2)	5,017,066	5,017,066	0	0
Newton Partners LLC (2)	5,293,763	5,293,763	0	0
Matthew Cooper	85,647	85,647	0	0
Marissa Cooper	85,647	85,647	0	0
Andrew Cooper	85,647	85,647	0	0
William Cooper	85,647	85,647	0	0
Savannah Cooper	85,647	85,647	0	0
Daniel Spell	85,647	85,647	0	0
Michael Spell	85,647	85,647	0	0
Richard Cooper	42,823	42,823	0	0
Beryl Cooper	42,823	42,823	0	0
Tara Spell	42,823	42,823	0	0
Autumn Dowdy	14,274	14,274	0	0
Richard Jaffe	137,035	137,035	0	0
Rebecca Dowdy	14,274	14,274	0	0
Aaron Dowdy	14,274	14,274	0	0
Nancy Cole	14,274	14,274	0	0
A. Daniel Jesselson 4/18/71 Trust	671,741	671,741	0	0
A. Daniel Jesselson 12/18/80 Trust	1,007,611	1,007,611	0	0
Michael G. Jesselson 12/18/80 Trust	1,679,352	1,679,352	0	0
JEDA Associates, L.P.	1,007,611	1,007,611	0	0
Henry Zukier	335,776	335,776	0	0
Fragin Family Partnership	335,870	335,870	0	0
Eli Jacobson	755,709	755,709	0	0
Michael Chill	100,761	100,761	0	0
JIBS Equities LP	1,007,611	1,007,611	0	0
Adam J. Chill	134,346	134,346	0	0
Brian Shatz	167,937	167,937	0	0
ICT N.V.	335,836	335,836	0	0
J. Jay Lobell	335,870	335,870	0	0
J. Jay Lobell as Trustee for the Rosenwald 2000 Family Trust	167,937	167,937	0	0
Lindsay Rosenwald 2000
Irrevocable Trust, Wachovia, Trustee	167,937	167,937	0	0
Malcolm Hoenlein	335,870	335,870	0	0
Capital M Group II, LLC	671,741	671,741	0	0
Richard Stone (3)	6,297,571	6,297,571	0	0
Thomas Lanier (4)	71,372	71,372	0	0

(1) Our Chief Executive Officer and a director.

(2) Beneficially owned by our Chief Executive Officer and by our Chairman.

(3) A consultant to our company.

(4) A director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At the time of our inception on July 21, 2003, Prism Ventures, LLC, which is owned 50% by Judson Cooper, our Chairman and Executive Vice President, and 50% by Joshua Schein, our Chief Executive Officer, purchased 30,132,168 shares of our common stock for nominal value.

On August 6, 2004, Timothy E. Evon, Thomas T. Evon and William H. Hamen ("Sellers") sold an aggregate of 1,441,027 shares of FCP common stock to Earnest Mathis, Gary McAdam and Gary A. Agron, each former principal stockholders of the company ("Purchasers"). Messrs. Mathis, McAdam and Agron acquired 480,342 shares, 480,342 shares and 480,343 shares, respectively. The purchase price for the shares was $300,000 plus the assumption by the Purchasers of approximately $66,800 of our liabilities. The Purchasers also agreed to pay the Sellers a portion of any profits earned by the Purchasers upon any resale of the shares. The purchase price was satisfied by the delivery to Sellers from Purchasers of a non-interest bearing $300,000 promissory note due no later than February 6, 2006 and the assumption by the Purchasers of the aforesaid liabilities of our company in the approximate amount of $66,800.

On October 2, 2004, Gary J. McAdam, Gary A. Agron and Mathis Family Partners, Ltd., each a former principal stockholder, agreed to provide FCP a line of credit up to an aggregate $100,000. Any borrowings were to bear interest at 6% per annum, any outstanding amounts were due on demand and the obligation of the lenders to loan any funds terminated upon the Merger. There were no borrowings under the line of credit. In consideration for the line of credit, FCP issued to each of Gary J. McAdam, Gary A. Agron and Mathis Family Partners, Ltd. 871,317 shares of FCP's common stock or an aggregate of 2,613,951.

We entered into a one year consulting agreement commencing April 1, 2005 with Richard Stone who owns approximately 7% of our outstanding common stock. Mr. Stone is paid $120,000 per year for his services, with payments made quarterly.

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our certificate of incorporation and bylaws is only a summary. Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share and 20,000,000 shares of preferred stock, par value $.01 per share. As of June 30, 2005, there are 81,348,093 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

Our board of directors is authorized, without further stockholder approval, to issue from time to time up to a total of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Currently, there are no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

As of May 31, 2005, warrants to purchase 301,668 shares of our common stock were outstanding in addition to (i) the warrants to purchase 2,522,387 shares of common stock issued to investors in the May 2005 private placement and (ii) the warrants to purchase 681,044 shares of common stock issued to the placement agent in May 2005 private placement.

Registration Rights

The shares offered pursuant to this prospectus are being registered for public resale in accordance with our registration obligations to stockholders under three registration rights agreements as well as registration rights granted by our Board of Directors to certain other stockholders.

Under the terms of the two registration rights agreements we entered into with the investors and the placement agent, respectively, in connection with our May 2005 private placement, we agreed to file the registration statement of which this prospectus is a part with the SEC by July 26, 2005 to register for public resale an aggregate of 8,248,205 shares of common stock issued in that private placement and issuable upon exercise of the related warrants. We further agreed to use our commercially reasonable efforts to have the registration statement declared effective under the Securities Act by the SEC as promptly as possible and to keep it continuously effective for two years or such earlier date when all registered shares have been sold. If for any reason the registration statement is not declared effective by the SEC on or prior to October 24, 2005, or the registration statement is declared effective but for any reason the selling stockholders named in this prospectus who invested in the May 2005 private placement are not permitted to sell their shares pursuant to the registration statement during the two year period, we will be required to pay those selling stockholders liquidated damages equal to $50,447 in the aggregate for every 30 consecutive days, pro-rated daily, until the registration statement is declared effective or those selling stockholders may sell all of their shares thereunder, as the case may be. There can be no assurance that the registration statement will become effective or that the registration statement will remain current and effective for the required period. The registration rights agreements described above also afford the investors and the placement agent piggyback registration rights in the event we fail to keep their shares registered during the two year registration period and we file another registration statement during that time.

In connection with our private placements completed in February and March of 2004, we agreed to give those investors as well as affiliates of each of our Chief Executive Officer and our Chairman certain demand and piggyback registration rights under the terms of a registration rights agreement. All of the investors or their transferees under that agreement have elected to exercise their piggyback registration rights and have their shares of common stock included in the registration statement of which this prospectus is a part. Accordingly, those persons and entities are also named as selling stockholders in this prospectus.

Our Board of Directors has determined to permit a group of additional stockholders who do not have contractual registration rights to have their shares included in this prospectus for resale. These selling stockholders collectively own 21,716,577 shares of common stock. Most of these stockholders have made significant financial investments in our company in prior years and our Board believes it is important to maintain our company’s continuing relationships with these investors and to provide these investors with an equal opportunity to resell their shares into the public market. The other selling stockholders included in this group are Thomas Lanier, a director, Richard Stone, a consultant who owns 7.7% of our shares, and family members of our Chairman.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation, Frisco, Texas.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers;

•	block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker/dealer as principal and resale by the broker/dealer for its account;

•	an exchange distribution in accordance with the Rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker/dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker/dealers engaged by the Selling Stockholders may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the Selling Stockholders (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders and any broker/dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker/dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify certain of the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus has been passed upon by Siller Wilk LLP, New York, New York.

EXPERTS

The financial statements for the year ended December 31, 2004 and the periods from July 21, 2003 (inception) to December 31, 2003 and 2004 included in this prospectus have been audited by Eisner LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of any duty owed to our stockholders or us.

In addition, we have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance. At this time, no statute or provision of the by-laws, nor any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers that would affect his or her liability in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEV PHARMACEUTICALS, INC. AND SUBSIDIARY
(a development stage enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page

Consolidated Financial Statements

Report of independent registered public accounting firm	F-2

Consolidated balance sheets as of March 31, 2005 (Unaudited) and December 31, 2004	F-3

Consolidated statements of operations for the period from July 21, 2003 (inception) to December 31, 2004, the year ended December 31, 2004, the period from July 21, 2003 (inception) to December 31, 2003, the three months ended March 31, 2005 and 2004 (Unaudited) and the period from July 21, 2003 (inception) to March 31, 2005 (Unaudited)
F-4

Consolidated statements of changes in stockholders' equity for the period July 21, 2003 (inception) to December 31, 2004 and the period from January 1, 2005 to March 31, 2005 (Unaudited)	F-5

Consolidated statements of cash flows for the period from July 21, 2003 (inception) to December 31, 2004, the year ended December 31, 2004, the period from July 21, 2003 (inception) to December 31, 2003, the three months ended March 31, 2005 and 2004 (Unaudited) and the period from July 21, 2003 (inception) to March 31, 2005 (Unaudited)
F-6

Notes to financial statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Lev Pharmaceuticals, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Lev Pharmaceuticals, Inc. and subsidiary (the "Company") (a development stage enterprise) as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from July 21, 2003 (inception) to December 31, 2004, the year ended December 31, 2004 and the period from July 21, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Lev Pharmaceuticals, Inc. as of December 31, 2004, and the consolidated results of their operations and their consolidated cash flows for the period from July 21, 2003 (inception) to December 31, 2004, the year ended December 31, 2004 and the period from July 21, 2003 (inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
March 28, 2005

LEV PHARMACEUTICALS, INC. AND SUBSIDIARY
(a development stage enterprise)

Consolidated Balance Sheets

	March 31,
	2005 (Unaudited)	December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$4,605,422	$5,544,507
Prepaid expenses	266,575	263,587
Other assets	3,256	41,661

Total current assets	4,875,253	5,849,755

Fixed assets, net of accumulated depreciation	25,316	7,150
Security deposit	16,817	16,817

	$4,917,386	$5,873,722

LIABILITIES
Current Liabilities:
Accounts payable	$152,276	--
Accrued expenses	108,774	$243,625
Income tax payable	83,235	82,916

Total current liabilities	344,285	326,541

Deferred lease liability	4,483	4,857

Total liabilities	348,768	331,398

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock - $0.01 par value, 20,000,000 authorized,
no shares issued and outstanding
Common stock - $0.01 par value, 200,000,000 shares authorized,
76,303,319 shares issued and outstanding March 31, 2005 and	763,033	763,033
December 31, 2004
Additional paid-in capital	9,891,915	9,891,915
Subscription receivable	(130)
Deficit accumulated during the development stage	(6,086,330)	(5,112,494)

Total stockholders’ equity	4,568,618	5,542,324

	$4,917,386	$5,873,722

See notes to consolidated financial statements

LEV PHARMACEUTICALS, INC. AND SUBSIDIARY
(a development stage enterprise)

Consolidated Statements of Operations

	Period from July 21, 2003 (Inception) to	Year Ended	Period from July 21, 2003 (Inception) to	Three Months Ended March 31,		Period from July 21, 2003 (Inception) to March 31,
	December 31, 2004	December 31, 2004	December 31, 2003	2005 (Unaudited)	2004 (Unaudited)	2005 (Unaudited)
Costs and expenses:
Research and development	$1,133,933	$1,126,933	$7,000	$446,165	$385,672	$1,580,098
Payment to certain Fun City Popcorn, Inc. shareholders representing merger costs	283,732	283,732				283,732
General and administrative and license acquisition costs	3,375,632	3,262,461	113,171	548,757	2,231,781	3,924,389

Loss from operations	(4,793,297)	(4,673,126)	(120,171)	(994,922)	(2,617,453)	(5,788,219)

Other income (expense):
Interest income (expense)	50,858	50,912	(54)	21,086	(113)	71,944

Net loss	$(4,742,439)	$(4,622,214)	$(120,225)	$(973,836)	$(2,617,566)	$(5,716,275)

Net loss per share - basic and diluted		($0.07)	($0.00)	($0.01)	($0.06)

Weighted average shares - basic and diluted		62,384,476	37,164,757	76,303,919	43,898,623

See notes to consolidated financial statements

LEV PHARMACEUTICALS, INC. AND SUBSIDIARY
(a development stage enterprise)

Consolidated Statements of Changes in Stockholders' Equity (Notes A and E) for the Period from July 21, 2003 (Inception) to December 31, 2004 and the Period From January 1, 2005 to March 31, 2005 (Unaudited).

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount

Issuance of founders’ shares ($0.01 per share) issued July 21, 2003			37,018,531	$370,185		$(130)	$(370,055)	$0
Sale of shares in December 2003 at $0.26 per share			1,141,960	11,420	$288,580			$300,000
Net loss for the period from July 21, 2003 (inception) to December 31, 2003							(120,225)	(120,225)

Balance - December 31, 2003			38,160,491	381,605	288,580	(130)	(490,280)	179,775

Sale of common stock in February 2004 at $0.26 per share			3,425,879	34,259	865,741			900,000
Sale of common stock in February and March 2004 at $0.30 per share, net of issuance costs of $51,465			23,913,848	239,138	6,829,357			7,068,495
Issuance of warrants to purchase 7,327,576 shares of common stock to consultants at fair value, in March 2004					1,985,562			1,985,562
Issuance of warrants to purchase 111,341 shares of common stock to consultant at fair value, in August 2004					19,968			19,968
Cashless exercise of warrants in August 2004			6,297,571	62,976	(62,976)			0
Shares deemed issued in connection with Fun City Popcorn, Inc. merger on December 29, 2004			4,505,530	45,055	(109,518)			(64,463)
Issuance of Series A preferred stock and automatic conversion into common shares in connection with the merger of Fun City Popcorn, Inc. on December 29, 2004 (Note A)
Modification of options and warrants in connection with merger treated as compensation expense					75,201			75,201
Net loss for the year ended December 31, 2004							(4,622,214)	(4,622,214)

Balance - December 31, 2004			76,303,319	763,033	9,891,915	(130)	(5,112,494)	5,542,324

Proceeds from stock subscription receivable						130		130
Net loss for the period							(973,836)	(973,836)

Balance - March 31, 2005 (Unaudited)			76,303,319	$763,033	$9,891,915	$--	$(6,086,330)	$4,568,618

See notes to consolidated financial statements

LEV PHARMACEUTICALS, INC. AND SUBSIDIARY
(a development stage enterprise)

Consolidated Statements of Cash Flows

	Period from July 21, 2003 (Inception) to	Year Ended	Period from July 21, 2003 (Inception) to	Three Months Ended March 31,		Period from July 21, 2003 (Inception) to March 31,
	December 31, 2004	December 31, 2004	December 31, 2003	2005 (Unaudited)	2004 (Unaudited)	2005 (Unaudited)
Cash flows from operating activities:
Net loss	$(4,742,439)	$(4,622,214)	$(120,225)	$(973,836)	$(2,617,566)	$(5,716,275)
Adjustments to reconcile net loss to net cash used
in operating activities:
Compensation to consultants from issuance of warrants	2,005,530	2,005,530			1,985,562	2,005,530
Option and warrants modification resulting
from merger	75,201	75,201				75,201
Depreciation expense	286	286		986		1,272
Changes in:
Prepaid expenses and other assets	(322,065)	(322,065)		35,417		(286,648)
Accounts payable				152,276		152,276
Deferred lease liability	4,857	4,857		(374)		4,483
Income tax liability	18,453	18,453		319		18,772
Accrued expenses	243,625	140,991	102,634	(134,851)	18,257	108,774

Net cash used in operating activities	(2,716,552)	(2,698,961)	(17,591)	(920,063)	(613,747)	(3,636,615)

Cash flows from investing activities:
Purchase of fixed assets	(7,436)	(7,436)		(19,152)		(26,588)

Cash flows from financing activities:
Proceeds from stock subscription receivable				130		130
Proceeds from notes payable to stockholder	18,000		18,000
Repayment of notes payable to stockholder	(18,000)	(18,000)			(18,000)	(18,000)
Net proceeds from sale of common stock	8,268,495	7,968,495	300,000		7,968,495	8,268,495

Net cash provided by financing activities	8,268,495	7,950,495	318,000	130	7,950,495	8,268,625

Net increase (decrease) in cash and cash equivalents	5,544,507	5,244,098	300,409	(939,085)	7,336,748	4,605,422
Cash and cash equivalents - beginning of period		300,409		5,544,507	300,409

Cash and cash equivalents - end of period	$5,544,507	$5,544,507	$300,409	$4,605,422	$7,637,157	$4,605,422

Supplemental non-cash investing and financing activities:
Issuance of 6,297,571 shares of common stock in connection with the cashless exercise of a warrant to purchase 7,137,249 shares of common stock in August 2004 (Note F)

See notes to consolidated financial statements

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE A - ORGANIZATION AND BUSINESS

Fun City Popcorn, Inc., (the "Company" or "FCP"), a non-operating public company, was incorporated on September 18, 1985 in the State of Nevada.

On November 5, 2004, FCP entered into an agreement and plan of merger (the "Agreement") with Lev Development Corp., formerly known as Lev Pharmaceuticals, Inc. ("Lev"), which was incorporated on July 21, 2003 in the State of Delaware. Lev is a development stage company which is engaged in developing and commercializing therapeutic products for the treatment of inflammatory diseases. On December 29, 2004, the merger closed and pursuant to the Agreement, FCP acquired 100% of the outstanding capital stock of Lev through its subsidiary Lev Acquisition Corp ("LAC"). In connection with the merger, FCP changed its name to Lev Pharmaceuticals, Inc. and increased its authorized common stock to 200,000,000 shares and its preferred stock to 20,000,000 shares. Under the terms of the Agreement, the stockholders of Lev exchanged all of their issued and outstanding shares of common stock for 5,029,795 shares of FCP common stock, and 4,789,433 Series A voting convertible preferred shares (the "Exchange"). Each Series A voting convertible preferred share was converted automatically into 13.940668 shares of FCP common stock (an aggregate 66,767,994 common shares). The 71,797,789 shares of common stock represent approximately 94.10% of the ownership interests in FCP following the merger. In addition, all of the outstanding Lev options and warrants immediately prior to the merger were exchanged for 2,854,900 FCP options and 301,668 FCP warrants. The Exchange which, resulted in the stockholders of Lev having control of FCP, represents a recapitalization of FCP, or a "reverse merger" rather than a business combination. In connection therewith, FCP's historic capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by FCP in the Exchange while Lev's historical accumulated deficit was carried forward. The statement of operations reflects the activities of Lev from the commencement of its operations on July 21, 2003. In connection with the Agreement, Lev agreed to acquire FCP for $350,000. In December 2004, Lev paid certain FCP stockholders $283,731 which represents the acquisition price of $350,000 less the assumption of a tax liability of $66,269. In connection with the Exchange, the exercise price of the outstanding warrants and options remained the same. See Note J [2]. The Company recorded a charge of approximately $75,000 for the change in value of the Company's outstanding options and warrants as of December 29, 2004 as a result of the increase in the number of common shares into which these equity instruments are exercisable based on the exchange ratio used in the merger, since the aggregate intrinsic value of the warrants and options after the Exchange is greater than before. The Black-Scholes option-pricing model was used to calculate the value of certain options and warrants and the related charge based upon the following weighted average assumptions to determine fair value; risk-free interest rate of 3.58%; expected life of 5 years; dividend yield of 0% and expected volatility of 70%.

As a development stage enterprise, the Company's primary efforts are devoted to conducting research and development, forming collaborations and raising capital. The Company has limited capital resources and has experienced net losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. As of March 31, 2005, the Company had approximately $4.6 million in cash and cash equivalents. Management believes that cash and cash equivalents on hand as of March 31, 2005 will be sufficient to fund operations through March 31, 2006. In May 2005, the Company raised net proceeds of approximately $4,365,100 in a private placement. See Note J [1]. However, the Company will be required to raise additional funds to meet long-term planned goals. There can be no assurance that such funds, if available at all, can be obtained on terms reasonable to the Company.

In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's research and development will be successfully completed or that any product will be approved or commercially viable. The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA and other governmental regulations and approval requirements.

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]  Unaudited Interim Periods:

The accompanying financial statements as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 and for the period July 21, 2003 (inception) through March 31, 2005 are unaudited but, in the opinion of management of the Company, reflect all adjustments (consisting only of normal and recurring adjustments) necessary for fair presentation. The results of operations for the three-month periods are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.

[2] Basis of Presentation:

The consolidated financial statements include the accounts of Lev Pharmaceuticals, Inc. and its wholly-owned subsidiary Lev Development Corp. All significant intercompany transactions and balances have been eliminated in consolidation. As the Company is devoting its efforts to research and the development, there has been no revenue generated from sales, license fees or royalties and the Company's financial statements are presented as statements of a development stage enterprise.

[3] Cash and cash equivalents:

The Company considers all highly liquid investments which have maturities of three months or less, when acquired, to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value. As of March 31, 2005 and December 31, 2004, the Company had deposited approximately $4.6 million and $5.5 million, respectively, with two commercial banks.

[4] Patents:

As a result of research and development efforts conducted by the Company, it has applied or is considering applying for a number of patents to protect proprietary inventions. All costs associated with patents are expensed as incurred.

[5] Research and development costs:

The Company expenses all research and development costs as incurred for which there is no alternative future use. Such expenses include licensing fees and costs associated with planning and conducting clinical trials.

[6] Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents.

[7] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. We compute depreciation of fixed assets using the straight-line method over the assets’ estimated useful life, which is five years.

[8] Income taxes:

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred tax assets if it is not more than likely that these deferred tax assets will be realized.

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Equity instruments are valued using assumptions which may vary significantly between periods.

[10] Equity issuance costs:

Costs incurred for the issuance of the Company's common stock may be temporarily recorded as deferred offering costs. Upon issuance of the securities, those costs are reclassified as a reduction of the offering proceeds. In the event that an offering is not completed within a reasonable time, those costs would be expensed in the period the offering is determined to be unsuccessful.

[11] Stock-based compensation:

The Company accounts for stock-based compensation to employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock is equal to or less than the amount an employee must pay to acquire the stock. The Company will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of the Company's common stock on the grant date is greater than the amount an employee must pay to acquire the stock. The Company has a stock-based incentive plan, which is described in Note H. No stock options were granted under the plan until November 1, 2004. Had the Company accounted for its employee stock options under the fair value method of SFAS No. 123, “Accounting for Stock Based Accounting Compensation” (“SFAS123”), the Company’s net loss per share would have changed as follows:

		Period from
		July 21, 2003	Three Months
	Year Ended	(Inception) to	Ended
	December 31,	December 31,	March 31,
	2004	2003	2005	2004
			(Unaudited)	(Unaudited)
Net loss	$(4,622,214)	$(120,225)	$(973,836)	$(2,617,566)
Total stock based employee compensation expense
determined under fair value based method
for all awards	(1,470,279)		(116,505)

Pro forma net loss	$(6,092,493)	$(120,225)	$(1,090,341)	$(2,617,566)

Net loss per common share (basic and diluted):
As reported	$(0.07)	$(0.00)	$(0.01)	$(0.06)

Pro forma	$(0.10)	$(0.00)	$(0.01)	$(0.06)

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Stock-based compensation: (continued)

The weighted average fair value at the date of grant for options granted during the year ended December 31, 2004, the period from July 21, 2003 (inception) to December 31, 2003, and the three months ended March 31, 2005 and 2004 was $0.50, $0.00, $0.14 and $0.00, respectively and was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Expected life in years	5
Interest rate	3.36 - 4.11%
Volatility	70%
Dividend yield	0%

The fair value of warrants issued to non-employees for services are included in the financial statements and expensed when services are performed. The estimated allocated fair value of warrants issued in connection with financing activities is expensed over the term of debt instruments. Warrants issued in connection with services or financings were valued at the grant date using the Black-Scholes option-pricing model.

[12] Future impact of recently issued accounting standards:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), Share-Based Payment". SFAS No. 123R revises SFAS No. 123, and supersedes APB No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The provisions of SFAS No. 123R require the Company to expense, in the statement of operations, the fair value of awards of equity instruments exchanged for employee services, based on the grant-date fair value of those awards. The grant-date fair value of equity instruments will be estimated using an appropriate option-pricing model and will be recognized over the vesting period of the awards. SFAS No. 123R will be effective, for calendar year reporting public companies, commencing in the first quarter of the fiscal year ending December 31, 2006. The Company is in the process of analyzing the effects of adopting SFAS No. 123R and expects it to have a material effect on its financial statements, but cannot estimate the effect at this time.

[13] Net loss per share:

The Company prepares its per share data in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic net loss per share is computed on the basis of net loss for the period divided by the weighted average number of shares of common stock outstanding during the period. Since the Company has incurred net losses since inception, diluted net loss per share does not include the number of shares issuable upon exercise of outstanding options and warrants since inclusion would be anti-dilutive. Additional disclosures have been included in Note E.

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE C - FIXED ASSETS

Fixed assets consist of the following:

	March 31,	December 31,
	2005	2004
	(Unaudited)
Lab equipment	$11,645	$-
Office equipment	14,943	7,436
Total	26,588	7,436
Accumulated depreciation	(1,272)	(286)
	$25,316	$7,150

The Company recorded depreciation expense of $286, $0, $986 and $0 for the year ended December 31, 2004 and for the period July 21, 2003 (inception) to December 31, 2003 and for the three months ended March 31, 2005 and 2004, respectively.

NOTE D - ACCRUED EXPENSES

Accrued expenses consist of the following:

	March 31,	December 31,
	2005	2004
	(Unaudited)
Accrued professional fees	$71,962	$129,795
Accrued rent	33,437
Accrued payroll	29,830	22,081
Other accrued expenses	6,982	58,312

	$108,744	$243,625

NOTE E - LOSS PER SHARE

Basic net loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Potentially dilutive common shares of 3,831,568, 0, 3,931,568 and 7,327,576 for the year ended December 31, 2004, for the period from July 21, 2003 (inception) to December 31, 2003 and for the three months ended March 31, 2005 and 2004, respectively, related to stock options and warrants, were excluded from the diluted loss per share calculation because their effect would have been anti-dilutive.

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE F - STOCKHOLDERS' EQUITY

[1] Common stock:

Lev issued 12,966,667 shares of common stock at $0.00001 par value to its founders (the "Founders' Shares") effective July 22, 2003 and recorded subscriptions receivable of $130. These shares were exchanged for 37,018,531 shares of the Company's common stock in connection with the merger. The Company increased its accumulated deficit by $370,055 in connection with the par value differential of the shares relating to FCP. In March 2005, the Company collected the stock subscription receivable.

In December 2003, Lev received proceeds of $300,000 through the sale of 1,141,960 shares of common stock to a single investor at $0.26 per share.

Between February and March 2004, Lev received proceeds of approximately $7,968,000, net of issuance costs of approximately $51,000, from the sale of 3,425,879 shares of common stock at $0.26 per share and of 23,913,848 shares of common stock at $0.30 per share.

[2] Warrants:

In March 2004, the Company granted fully vested warrants to two consultants, who had assisted the Company with developing its strategic business plan, obtaining its license for the Product as hereinafter defined and consulting on its corporate structure. The warrants are for the purchase of 7,327,576 shares of common stock (2,566,667 shares of common stock prior to the Exchange) of common stock at an exercise price of $0.10 per share, expiring in March 2014. The aggregate fair value of the warrants, using the Black-Scholes option-pricing model, totaled approximately $1,986,000. The weighted-average assumptions used to determine the fair values of the warrants are as follows: risk-free interest rate of 2.64%; expected warrant life of 5 years; dividend yield of 0% and expected volatility of 70%. On August 23, 2004, one of the consultants exercised warrants covering 7,137,249 (2,500,000 shares of common stock prior to the Exchange) shares of common stock in a net share settlement. The warrant exercise price of $250,000 was satisfied by reducing the number of shares exercised with a total value of $250,000 (at $0.85 per share). The Company issued 6,297,571 shares of common stock.

In August 2004, the Company granted warrants to a consultant, who had assisted the Company with its development programs and clinical trial design to purchase a total of 111,341 shares (39,000 shares of common stock prior to the merger) of common stock at an exercise price of $0.85 per share, expiring in August 2014. The aggregate fair value of the warrants on their respective issuance dates, using the Black-Scholes option-pricing model, totaled approximately $20,000. The weighted-average assumptions used to determine the fair values of the warrants are as follows: risk-free interest rate of 3.38%; expected warrant life of 5 years; dividend yield of 0% and expected volatility of 70%.

On February 9, 2004, the Company entered into an engagement agreement (the "Engagement Agreement") with a placement agent (the "Placement Agent") under which the Placement Agent was engaged to raise funds and assist the Company in an initial public offering. The Engagement Agreement also provided for the sale of a contingent warrant for $100,000 to the Placement Agent to purchase up to 35,686,243 shares (12,500,000 shares of common stock prior to the merger) of common stock. The Placement Agent raised approximately $550,000 for the Company in February 2004. On June 9, 2004, the Company entered into an amended and restated engagement agreement (the "Amended Engagement Agreement"), which replaced the Engagement Agreement, under which the Placement Agent was engaged to raise funds through a private placement of the Company's common stock at $0.85 per share with gross proceeds of up to $10,000,000 closing on or before July 30, 2004. In connection with the Amended Engagement Agreement, the warrant to purchase 35,686,243 (12,500,000 share of common stock prior to the merger) shares of common stock was cancelled and terminated, and the Placement Agent would receive a defined number of warrants, exercisable at $0.85 per share, to purchase up to a maximum of 7,137,249 shares of the Company's common stock based on the amount of funds raised from investors introduced by the Placement Agent. In addition, the Placement Agent would receive a defined amount of cash

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE F - STOCKHOLDERS' EQUITY (CONTINUED)

[2] Warrants: (continued)

compensation. The Company was responsible for all expenses in connection with the private placement. No funds were raised under the Amended Engagement Agreement, which expired on September 1, 2004. See Note J [1] for subsequent issuance of warrants in May 2005. See Note J [2] for warrant repricing.

Warrant activity is summarized as follows:

			Weighted-
			Average
			Exercise
	Shares		Price

Outstanding as of December 31, 2003:
Granted	43,125,160		$0.72
Exercised	(7,137,249	)(1)	0.10
Cancelled	(35,686,243)		0.85

Warrants outstanding and exercisable
As of December 31, 2004 and March 31, 2005	301,668		$0.38

(1) Exercised on a cashless basis for a net share issuance of 6,297,571 shares of common stock on August 23, 2004.

The following table summarizes information about warrants outstanding as of December 31, 2004 and March 31, 2005:

December 31, 2004			March 31, 2005 (Unaudited)
		Weighted			Weighted
		Average			Average
	Number	Remaining		Number	Remaining
	Outstanding	Contractual		Outstanding	Contractual
Exercise	and	Life	Exercise	and	Life
Price	Exercisable	(In Years)	Price	Exercisable	(In Years)

$0.10	190,327	9.2	$0.10	190,327	8.9
$0.85	111,341	9.7	$0.85	111,341	9.4

	301,668			301,668

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Sanquin Blood Foundation:

The Company has entered into a series of agreements (the "Sanquin Agreements") with Sanquin Blood Foundation ("Sanquin"), a not-for-profit research organization in the Netherlands, including an option agreement, a distribution and manufacturing services agreement and a license agreement. The Sanquin Agreements are intended to allow the Company to conduct clinical trials of the C1 esterase inhibitor (the "Product") manufactured and supplied by Sanquin, and to sell the Product following regulatory approval.

(a) Option agreement:

On September 23, 2003, the Company and Sanquin entered into an option agreement (the "Option Agreement") under which Sanquin granted to the Company an option for an exclusive, world-wide license to certain Sanquin technology and underlying patents. The Company paid Sanquin a non-refundable fee of $25,000 in exchange for the rights to this option. On January 27, 2004, the Company exercised its option under the Option Agreement (see License Agreement).

(b) Distribution and manufacturing services agreement:

On January 16, 2004, the Company and Sanquin entered into a distribution and manufacturing services agreement (the "Distribution Agreement") under which Sanquin will manufacture and supply agreed-upon quantities of the Product to the Company, as soon as Sanquin obtains an export license during 2005, for an agreed-upon minimum price, which is subject to change, as defined. In connection with quantities supplied for the clinical trial prior to regulatory approval, Sanquin will provide a loan to the Company in the amount of the Product purchased, which will be subject to a purchase money security interest. Upon regulatory approval, Sanquin will forgive the loan and release any and all security interests for all purchases made during the clinical trials. Title to the Product will transfer to the Company upon delivery. The Product will initially be used to conduct Phase III clinical trials. Sanquin also granted to the Company the exclusive right to distribute, market and sell the Product in the U.S. and certain other countries, as specified upon regulatory approval to do so in each respective country.

The Distribution Agreement terminates on December 31, 2007, unless extended by the Company for up to two three-year periods or by mutual agreement of the parties prior to its expiration. Either party may terminate the Distribution Agreement if the Company does not obtain FDA approval for the clinical development plan or does not secure a clinical research organization to conduct the Phase III clinical trial before December 31, 2004. As of December 31, 2004, such condition has been satisfied. In addition, either party may terminate the Distribution Agreement upon breach, as defined, by the other party that is not cured within 30 days of written notice. The Distribution Agreement will be terminated by both parties, without obligation by either party, if an export license is not obtained by Sanquin during 2005. Commencing with the commercial launch of the product and thereafter, the Company must purchase from Sanquin a minimum of approximately $7,200,000 of the Product per calendar year.

(c) License agreement:

On January 27, 2004, the Company signed an exclusive world-wide license agreement (the "License Agreement") with Sanquin, thus exercising its option under the Option Agreement. The Company has the right to grant sub-licenses under the License Agreement. The License Agreement gives the Company the right to perform research for, make, use and sell the licensed technology and licensed products, as defined.

In consideration for the granting of the license, the Company agreed to pay Sanquin, within 60 days of execution of the License Agreement, $82,000, the agreed-upon amount of expenses incurred by Sanquin for the preparation, filing and maintenance of the underlying patents through the date of execution of the License Agreement. In addition, the Company shall make the following

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Sanquin Blood Foundation:

(c) License agreement: (continued)

payments to Sanquin during the course of the License Agreement: (i) royalties on net sales, as defined, of therapeutic products or diagnostic products, as defined; (ii) a non-refundable, non-creditable one-time license access fee of $175,000 within 60 days of execution of the License Agreement; (iii) minimum annual royalties beginning in the first year of commercialization, as defined; and (iv) 10% of the consideration received from patent infringement settlements. In addition, the Company is required to create a comprehensive research plan for the commercial exploitation of the licensed technology. The Company is working with Sanquin on the design of the research plan. The Company agreed to commit a minimum of $125,000 per annum during the first three years following the execution of the license agreement toward research on the licensed technology conducted by Sanquin and other parties. In February 2004, the Company paid $257,000 in connection with execution of the License Agreement and such amounts were recorded in the statement of operations for the year ended December 31, 2004 as research and development expense.

The License Agreement will terminate upon the expiration of the last to expire patent underlying the related technology. In the event of expiration of the License Agreement, the Company will have a royalty-free, fully paid-up, non-exclusive license to the technology. Either party may terminate the License Agreement upon breach by the other party that is not cured within 30 days of written notice. The Company will have the right to terminate the License Agreement within 90 days' written notice to Sanquin for any reason, at which time the Company will be responsible to pay certain defined outstanding obligations. Sanquin may terminate the License Agreement if the Company does not perform, as defined, under the License Agreement and such failure to perform is not cured within 60 days' written notice to the Company.

[2] Service agreements:

(a) On September 20, 2004, the Company entered into an agreement for the design, management and implementation of clinical development programs and paid $225,000. The agreement was terminated by the Company on March 1, 2005.

(b) On March 2, 2005, the Company entered into an agreement for the design, management and implementation of clinical development programs. Upon execution of the agreement, the Company made a payment of approximately $57,000 as a deposit against monthly invoices. The estimated fees for the services to be provided are approximately $1,000,000.

[3] Operating lease:

On July 1, 2004, the Company entered into an agreement to sublease office space through August 31, 2006 (the "Office Sublease") and paid a security deposit of $16,817. The Office Sublease contains provisions for escalation of rental payments, a rental holiday during the first month of the sublease, a proportionate share of utilities and real estate taxes. In addition, the Company is required to make additional payments for utilities and real estate taxes. Prior to July 1, 2004, the Company utilized space provided by a founder/officer without remuneration. During the year ended December 31, 2004 and for the three months ended March 31, 2005, rent expense was $32,255 and $10,837 before sublease income. In addition, the Company sublet a portion of its office space to third parties on a month-to-month basis. Rental income from these subleases amounted to $11,212 and $8,672 for the year ended December 31, 2004 and for the three months ended March 31, 2005, respectively. There was no expense or sublease income prior to July 1, 2004 since the lease did not commence. As of March 31, 2005 and December 31, 2004, the Company recorded a deferred lease liability of $4,483 and $4,858, respectively, which represents the excess of rent expense recognized on a straight-line basis over the term of the office sublease over rental payments.

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] Operating lease: (continued)

Future minimum rental payments under the Office Sublease are as follows:

Year Ending	Operating
December 31,	Lease

2005	$68,000
2006	46,000

$114,000
[4] Employment agreements:

On November 1, 2004, the Company entered into employment agreements (the "Employment Agreements"), expiring on October 31, 2008 (the "Initial Term"), with the Chief Executive Officer and the Chairman and Executive Vice President of the Company (the "Employees"), who are also significant stockholders of the Company. Under the terms of the Employment Agreements, the Employees are each to receive annual base compensation of $312,500, which will increase every year by the greater of 5% or the percentage increase of the Labor Consumer Price Index, and fully vested options to purchase 1,427,450 shares of the Company's common stock exercisable at $0.85 per share, which will expire on November 1, 2014. The exercise price of these options is proposed to be reduced to $0.30. See Note J [2]. Under the provisions of the Employment Agreements, the Employees will receive a cash payment equal to their salary for the remainder of the term of the Employment Agreements upon any occurrence of a change of control in the Company, as defined. The Employment Agreements will be automatically renewed for additional one-year periods (the "Renewal Terms") unless either party notifies the other in writing of its intention not to renew within 90 days prior to the expiration of the Initial Term or Renewal Terms (the Initial Term together with the Renewal Terms will be known as the "Term"). Upon termination, as defined, the Employees will continue to receive compensation through the end of the current Term, unless such Term is reduced.

NOTE H - STOCK OPTIONS

On March 18, 2004 (the "Effective Date"), the Company's Board and stockholders adopted the 2004 Omnibus Incentive Compensation Plan (the "Plan"). The Plan has been adopted as a means of attracting, motivating and retaining the best available personnel for positions of substantial responsibility within the Company, and in order to provide additional incentive to directors, employees, and other eligible individuals (the "Awardees"). Under the Plan, the maximum number of options to acquire shares of the Company's common stock that are available for issuance to Awardees was initially 3,500,000.

Awards include options, restricted shares, stock appreciation rights, performance shares and cash-based awards (the "Awards"). The Plan contains certain anti-dilution provisions in the event of a stock split, stock dividend or other capital adjustment, as defined. The Plan provides for a Committee of the Board (the "Committee") to grant Awards to Awardees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the Awards, including acceleration of the vesting of an Award at any time. All options granted under the Plan are intended to be non-qualified options ("NQO") unless specified by

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE H - STOCK OPTIONS (CONTINUED)

the Committee to be incentive stock options ("ISO"), as defined by the Internal Revenue Code. NQOs may be granted to employees, consultants or other individuals at an exercise price, equal to, below or above the fair value of the common stock on the date of grant. ISOs may only be granted to employees of the Company and may not be granted at exercise prices below fair value of the common stock on the date of grant (110% of fair value for employees who own 10% or more the Company). Under the Plan, following the termination of an Awardee's employment or active involvement with the Company, the Committee shall determine the extent to which the Awardee has the right to exercise outstanding options. The Plan will terminate at the earliest of (i) its termination by the Committee or (ii) March 18, 2014. Awards granted before termination of the Plan will continue under the Plan until exercised, cancelled or expired.

On December 29, 2004, the Company increased the number of shares available for issuance under the Plan from 3,500,000 to 10,000,000. In addition, the Company issued to three directors a total of 675,000 stock options to purchase common stock under the Plan at an exercise price of $0.80 per share which vest equally over three years. As of March 31, 2005, there are 6,370,100 options available to grant under the Plan.

The following activity and summary about stock options as of December 31, 2004 is as follows:

	Outstanding	Weighted Average Exercise Price	Exercise Price	Number Outstanding	Weighed Average Remaining Contractual Life (In Years)	Number Exercisable
Outstanding as of December 31, 2003			$0.80	675,000	10.0	-
Options granted	3,529,900	$0.84	$0.85	2,854,900	9.8	2,854,900

Options as of December 31, 2004	3,529,900	$0.84		3,529,900		2,854,900

The following activity and summary about stock options as of March 31, 2005 (Unaudited) is as follows:

	Outstanding	Weighted Average Exercise Price	Exercise Price	Number Outstanding	Weighed Average Remaining Contractual Life (In Years)	Number Exercisable
Outstanding as of December 31, 2004	3,529,900	$0.84	$0.80	675,000	9.7	-
Options granted	100,000	$1.20	$0.85	2,854,900	9.5	2,854,900
			$1.20	100,000	9.9	-
Options outstanding as of March 31, 2005	3,629,900	$0.87		3,629,900		2,854,900

See Note J [2] for a description of the proposed change to the exercise price of the 2,854,900 options listed in the table above, which is subject to stockholder approval.

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE I - INCOME TAXES

There is no provision (benefit) for federal or state income taxes for the year ended December 31, 2004, the period from July 21, 2003 (inception) to December 31, 2003 for the three months ended March 31, 2005 and 2004 since the Company has incurred operating losses and has established a valuation allowance equal to the total deferred tax asset.

The tax effect of temporary differences and net operating losses are as follows:

			March 31,
	December 31,		2005	2004
	2004	2005	(Unaudited)	(Unaudited)
Deferred tax assets and valuation allowance:
Net operating loss carryforwards	$714,000		$724,000
Capitalized start-up cost	463,000	$44,000	721,000	$140,000
Capitalized research and development cost	434,000	3,000	611,000	153,000
Issuance of warrants to consultants	57,000		57,000	774,000

Total deferred tax assets	1,668,000	47,000	2,113,000	1,067,000
Valuation allowance	(1,668,000)	(47,000)	(2,113,000)	(1,067,000)

Net deferred tax asset	$0	$0	$0	$0

At March 31, 2005 and December 31, 2004, the Company has available, for tax purposes, unused net operating loss carryforwards of approximately $1,857,000 and $1,832,000, respectively which will expire in 2024. The change to the valuation allowance from December 31, 2004 to March 31, 2005, December 31, 2003 to December 31, 2004 was $445,000 and $1,622,000, respectively. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50% has occurred within a three-year period.

A reconciliation of the effect of applying the federal statutory rate and the effective income tax rate used to calculate the Company's income tax provision is as follows:

		Period from
		July 21, 2003	Three Month Ended
	Year Ended	(Inception) to	March 31,
	December 31,	December 31,	2005	2004
	2004	2003	(Unaudited)	(Unaudited)

Statutory federal income tax rate	34%	34%	34%	34%
State income tax rate, net of federal taxes	5	5	5	5
Permanent differences	(2.9)	-	-	-
Other	-	-	2	-
Valuation allowance	(36.1)	(39)	(41)	(39)

Income tax provision	0%	0%	0%	0%

LEV PHARMACEUTICALS INC. AND SUBSIDIARY
(a development stage enterprise)

Notes to Consolidated Financial Statements

NOTE J - SUBSEQUENT EVENTS (UNAUDITED)

[1] PRIVATE PLACEMENT

In May 2005, the Company completed a private placement of units at a price of $50,000 per unit, with each unit consisting of 50,000 shares of common stock and a five-year warrant to purchase 25,000 shares of common stock at an exercise price of $1.35 per share. The Company sold 100.9 units for gross proceeds of $5,044,774. The Company’s net proceeds were $4,365,100 after payment of fees and expenses, including registration costs. The Company paid $454,030 to the placement agent and issued warrants to the placement agent to purchase 681,044 shares of common stock. These warrants are immediately exercisable at $1.35 per share and expire in May 2010. The Company issued an aggregate of 5,044,774 shares of common stock and warrants to purchase 2,522,387 shares of common stock to investors in the private placement, not including the warrants issued to the placement agent.

[2] STOCK OPTIONS AND WARRANTS

Following the merger between Lev and a subsidiary of FCP, in May 2005, the Company’s Board of Directors determined that the basis for the exchange of options and warrants to purchase common stock of Lev outstanding prior to the merger for options and warrants to purchase common stock of the Company should be changed. Though the number of shares issuable upon exercise of these options and warrants was increased, the parties to the merger did not proportionately reduce the exercise price of these options and warrants to account for the increase in the number of shares outstanding after the merger. Accordingly, in May 2005, the exercise price of outstanding warrants to purchase 190,327 shares was reduced from $0.10 to $0.04 per share. Also, the exercise price of outstanding warrants to purchase 111,341 shares was reduced from $0.85 to $0.30 per share. At the date of this repricing, the Company will recognize a charge to operations of approximately $28,000 for the incremental value of these warrants based upon the Black Scholes option pricing model.

The Board further determined, subject to obtaining stockholder approval at the Company's next annual meeting, to reduce the exercise price, from $0.85 to $0.30, of outstanding options to purchase 1,427,450 shares of common stock held by each of the Chief Executive Officer and the Chairman, respectively (an aggregate of 2,854,900 shares). If this option repricing is approved by the Company's stockholders the Company will record a charge to operations at the repricing date and the Company's statement of operations will be charged or credited at the end of each reporting period with respect to these employee options to reflect subsequent changes in the value of these options based on changes in the Company's stock price. These charges will cease upon the earlier of the exercise of the options or the adoption of SFAS 123R. See Note B [12]. If the stockholders had approved this change on June 30, 2005, the Company would have recorded a charge of $1,108,200 to operations.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Lev Pharmaceuticals, Inc.'s Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and (iii) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the company's Certificate of Incorporation is to eliminate the rights of the company and its stockholders (through stockholders' derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iii) above. This provision does not limit or eliminate the rights of the company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the company's Certificate of Incorporation provides that the company shall indemnify to the fullest extent permitted by law its directors, officers and employees and any other persons to which Delaware law permits a corporation to provide indemnification against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

We have an insurance policy that insures our directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by Lev Pharmaceuticals, Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:

Securities and Exchange Commission Registration Fee	$9,237.16
Printing and Engraving Expenses	3,000.00
Accounting Fees and Expenses	15,000.00
Legal Fees and Expenses	125,000.00
Miscellaneous	2,762.84

Total	$155,000.00

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

In December 2003, we received proceeds in a private placement of $300,000 through the sale of 1,141,960 shares of common stock at $0.26 per share. In connection with the offer and sale of these securities, we relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On October 2, 2004, Gary J. McAdam, Gary A. Agron and Mathis Family Partners, Ltd., each a former principal stockholder of FCP, agreed to provide FCP a line of credit up to an aggregate $100,000. Any borrowings were to bear interest at 6% per annum, any outstanding amounts were due on demand and the obligation of the lenders to loan any funds terminated upon the Public Company Merger. There were no borrowings under the line of credit. In consideration of providing the line of credit, FCP issued to each of Gary J. McAdam, Gary A. Agron and Mathis Family Partners, Ltd. 871,317 shares of FCP's common stock or an aggregate of 2,613,951 shares. In connection with the offer and sale of these securities, we relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In February and March 2004, we received proceeds in a private placement of approximately $7,968,000, net of issuance costs of approximately $51,000, from the sale of 3,425,879 shares of common stock at $0.26 per share and from the sale of 23,913,848 shares of common stock at $0.30 per share. In connection with the offer and sale of these securities, we relied on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On November 5, 2004, FCP, Lev Sub and Old Lev entered into the Agreement. On December 29, 2004, the Public Company Merger closed and pursuant to the Agreement, Lev Sub merged into Old Lev and the combined entity became a wholly-owned subsidiary of FCP. As a result of the Public Company Merger, FCP issued 5,029,794 shares of common stock and 4,789,433 shares of Series A Preferred Stock to holders of outstanding Old Lev common stock. On December 29, 2004, the Board of Directors and stockholders of FCP approved the Recapitalization Merger by which FCP merged into the Company, a newly formed, wholly-owned subsidiary of FCP. On February 17, 2005, the Recapitalization Merger closed and the issued and outstanding Series A Preferred Stock of FCP was automatically converted into an aggregate of 66,767,995 shares of common stock of the Company, which along with the 4,505,530 shares of FCP common stock outstanding prior to the Public Company Merger and the 5,029,794 shares of common stock issued to the Old Lev stockholders in the Public Company Merger resulted in a total of 76,303,319 shares of common stock of the Company outstanding as of February 17, 2005. In connection with the offer and sale of these securities, we relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In May 2005, we completed a private placement of units at a price of $50,000 per unit, with each unit consisting of 50,000 shares of common stock and a five-year warrant to purchase 25,000 shares of common stock at an exercise price of $1.35 per share. We sold 100.9 units for gross proceeds of approximately $5 million. Our net proceeds were $4,365,100 after payment of fees and expenses. We paid approximately $450,000 to the placement agent and issued warrants to the placement agent to purchase 681,044 shares of common stock. These warrants are immediately exercisable at $1.35 per share and expire in May 2010. We issued an aggregate of 5,044,774 shares of common stock and warrants to purchase 2,522,387 shares of common stock to investors in the private placement, not including the warrants issued to the placement agent. In connection with the offer and sale of these securities, we relied on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

ITEM 27. EXHIBITS

Exhibit Number	Description

2.1
Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated November 5, 2004 (incorporated by reference to Exhibit 2.1 to Form 8-K filed November 10, 2004).

2.2
Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated as of December 8, 2004 (incorporated by reference to Exhibit 2.2 to the Form 10-K/SB filed December 29, 2004).

3.1	Certificate of Incorporation (incorporated by reference herein to Exhibit A to the Information Statement on Schedule 14C filed January 26, 2005).

3.2	Bylaws (incorporated by reference herein to Exhibit B to the Information Statement on Schedule 14C filed January 26, 2005).

4.1	2004 Omnibus Incentive Compensation Plan (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed January 4, 2005).

4.2	Form of Investor Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed May 9, 2005).

4.3	Form of Agent Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.2 to Form 8-K filed May 9, 2005).

4.4	Warrant issued to Ashton Partners dated March 17, 2004.*

4.5	Warrant issued to Lawler Scientific, LLC dated August 9, 2004.*

5.1	Opinion of Siller Wilk LLP.*

10.1	Employment Agreement dated as of November 1, 2004 between Lev Pharmaceuticals, Inc. and Judson Cooper (incorporated by reference herein to Exhibit 10.1 to Form 8-K filed January 4, 2005).

10.2	Employment Agreement dated as of November 1, 2004 between Lev Pharmaceuticals, Inc. and Joshua D. Schein (incorporated by reference herein to Exhibit 10.2 to Form 8-K filed January 4, 2005).

10.3
Distribution and Manufacturing Services Agreement between Lev Pharmaceuticals, Inc. and Sanquin Blood Supply Foundation dated as of January 16, 2004 (incorporated by reference herein to Exhibit 10.3 to Form 10-KSB filed March 31, 2005).

10.4
Exclusive License Agreement between Lev Pharmaceuticals, Inc. and Sanquin Blood Supply Foundation dated as of January 27, 2004 (incorporated by reference herein to Exhibit 10.4 to Form 10-KSB filed March 31, 2005).

10.5	Registration Rights Agreement dated as of March 19, 2004.*

10.6	Form of Investor Registration Rights Agreement dated as of May 3, 2005 (incorporated by reference herein to Exhibit 10.1 to Form 8-K filed May 9, 2005).

10.7	Form of Placement Agent Registration Rights Agreement dated as of May 3, 2005 (incorporated by reference herein to Exhibit 10.2 to Form 8-K filed May 9, 2005).

21.1	Subsidiary of the Registrant. (incorporated by reference herein to Exhibit 21.1 to Form 10-KSB filed March 31, 2005)

23.1	Consent of Siller Wilk LLP (included in Exhibit 5.1).*

23.2	Consent of Eisner LLP.

24.1	Power of Attorney (included on page II-5).

* To be filed by amendment.

ITEM 28. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on July 26, 2005.

LEV PHARMACEUTICALS, INC.

BY:	/s/ Joshua D. Schein
Joshua D. Schein
Chief Executive Officer

 POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joshua D. Schein and Judson Cooper, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

NAME	TITLE	DATE

/s/ Joshua D. Schein	Chief Executive Officer and	July 26, 2005
Joshua D. Schein	Director (Principal Executive Officer)

/s/ Judson Cooper	Chairman of the Board, Executive	July 26, 2005
Judson Cooper	Vice President

/s/ Douglas J. Beck	Chief Financial Officer	July 26, 2005
Douglas J. Beck	(Principal Financial and Accounting Officer)

/s/ Scott Eagle	Director	July 26, 2005
Scott Eagle

/s/ Eric I. Richman	Director	July 26, 2005
Eric I. Richman

/s/ Thomas Lanier	Director	July 26, 2005
Thomas Lanier

EXHIBITS

Exhibit Number	Description

2.1
Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp., and Lev Pharmaceuticals, Inc., dated November 5, 2004 (incorporated by reference to Exhibit 2.1 to Form 8-K filed November 10, 2004).

2.2
Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc., dated as of December 8, 2004 (incorporated by reference to Exhibit 2.2 to the Form 10-KSB filed December 29, 2004).

3.1	Certificate of Incorporation (incorporated by reference herein to Exhibit A to the Information Statement on Schedule 14C filed January 26, 2005).

3.2	Bylaws (incorporated by reference herein to Exhibit B to the Information Statement on Schedule 14C filed January 26, 2005).

4.1	2004 Omnibus Incentive Compensation Plan (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed January 4, 2005)

4.2	Form of Investor Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.1 to Form 8-K filed May 9, 2005).

4.3	Form of Agent Warrant issued in connection with May 2005 Private Placement (incorporated by reference herein to Exhibit 4.2 to Form 8-K filed May 9, 2005).

4.4	Warrant issued to Ashton Partners dated March 17, 2004.*

4.5	Warrant issued to Lawler Scientific, LLC dated August 9, 2004.*

5.1	Opinion of Siller Wilk LLP.*

10.1	Employment Agreement dated as of November 1, 2004 between Lev Pharmaceuticals, Inc. and Judson Cooper (incorporated by reference herein to Exhibit 10.1 to Form 8-K filed January 4, 2005).

10.2	Employment Agreement dated as of November 1, 2004 between Lev Pharmaceuticals, Inc. and Joshua D. Schein (incorporated by reference herein to Exhibit 10.2 to Form 8-K filed January 4, 2005).

10.3
Distribution and Manufacturing Services Agreement between Lev Pharmaceuticals, Inc. and Sanquin Blood Supply Foundation dated as of January 16, 2004 (incorporated by reference herein to Exhibit 10.3 to Form 10-KSB filed March 31, 2005).

10.4
Exclusive License Agreement between Lev Pharmaceuticals, Inc. and Sanquin Blood Supply Foundation dated as of January 27, 2004 (incorporated by reference herein to Exhibit 10.4 to Form 10-KSB filed March 31, 2005).

10.5	Registration Rights Agreement dated as of March 19, 2004.*

10.6	Form of Investor Registration Rights Agreement dated as of May 3, 2005 (incorporated by reference herein to Exhibit 10.1 to Form 8-K filed May 9, 2005).

10.7	Form of Placement Agent Registration Rights Agreement dated as of May 3, 2005 (incorporated by reference herein to Exhibit 10.2 to Form 8-K filed May 9, 2005).

21.1	Subsidiary of the Registrant. (incorporated by reference herein to Exhibit 21.1 to Form 10-KSB filed March 31, 2005)

23.1	Consent of Siller Wilk LLP (included in Exhibit 5.1).*

23.2	Consent of Eisner LLP.

24.1	Power of Attorney (included on page II-5).

* To be filed by amendment.